Submitted on a confidential basis on December 7, 2022

CONFIDENTIAL TREATMENT REQUESTED

This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

C3is Inc.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

331 Kifissias Avenue

Erithrea 14561 Athens, Greece

(Address of principal executive offices)

Dr. Diamantis Andriotis

331 Kifissias Avenue,

Erithrea 14561, Athens, Greece

Telephone: (011) (30) (210) 625 0001

Facsimile: (011) (30) (210) 625 0018

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address and telephone number of agent for service)

Copies to:

Finn Murphy, Esq.

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED                , 2022

PROSPECTUS

Distribution of                Common Shares of

C3IS INC.

to Stockholders of Imperial Petroleum Inc.

We are furnishing this prospectus to stockholders and warrantholders of Imperial Petroleum Inc. (“Imperial Petroleum”). We are currently a wholly-owned subsidiary of Imperial Petroleum. Imperial Petroleum will distribute all of our outstanding shares of common stock (“common shares”) as a special distribution to holders of its common stock, and holders of Imperial Petroleum’s outstanding Warrants to purchase its common stock, on a pro rata basis on or about                , 2022.

Stockholders and Warrantholders of Imperial Petroleum will receive one C3is common share for every                shares of Imperial Petroleum’s common stock (“Imperial Petroleum common stock”) owned or, in the case of holders of Imperial Petroleum’s outstanding Warrants, each share of Imperial Petroleum common stock that they have the right to purchase pursuant to Warrants owned at the close of business on                , 2022. The distribution will be made on or about                , 2022. Fractional common shares will not be distributed. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

We have applied to list our common shares on the Nasdaq Capital Market under the symbol “                .” Shares of Imperial Petroleum common stock will continue to trade on the Nasdaq Capital Market under the symbol “IMPP”. This distribution of our common shares is the first public distribution of our shares, and prior to this distribution, there has been no public market for our common shares. Accordingly, we can provide no assurance to you as to what the market price of our common shares may be or how strong a secondary market for our common shares will develop.

We are an “emerging growth company” as that term is used in the Securities Act of 1933, as amended (the “Securities Act”), and, as such, we may elect to comply with certain reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 22 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the common shares is expected to be made on or about                , 2022.

Prospectus dated                , 2022.

-i-

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in any free writing prospectus filed with the SEC. We have not authorized anyone to provide you with different information or to make representations other than those contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted.

Unless otherwise indicated, references to “C3is,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, C3is Inc., and its subsidiaries, except where the context otherwise requires.

Unless otherwise indicated or required by the context in this prospectus, the Company’s disclosure assumes that the consummation of the Spin-Off has occurred. Although we may not acquire the C3is Predecessor until shortly before the Spin-Off, the operating and other statistical information with respect to our business is presented as of and for the six month period ended June 30, 2022 and the period ended December 31, 2021, unless otherwise indicated, as if the Company owned such businesses as of such date.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	future operating or financial results;

•	global and regional economic and political conditions including the conflict in Ukraine and related sanctions;

•

the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of drybulk commodities, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, availability of shipyards performing drydocking and repairs, changing vessel crews and availability of financing;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world drybulk carrier fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it and the conflict in Ukraine and the related global response;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•

our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our financing arrangements;

•	performance by the shipyards constructing any newbuilding vessels we order; and

•	expectations regarding vessel acquisitions and dispositions.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS PROSPECTUS, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED, EXCEPT AS REQUIRED BY LAW.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Republic of the Marshall Islands and our principal executive offices are located outside the United States. Our directors and officers reside outside the United States. In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that courts in jurisdictions outside the U.S. (i) would enforce judgments of U.S. courts obtained in actions against us or our directors or officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our directors or officers based on those laws.

MARKET DATA

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF DISTRIBUTION

Q:	How many C3is common shares will I receive?

A:

Imperial Petroleum will distribute to you one C3is common share for every                shares of Imperial Petroleum common stock that you own or, in the case of holders of Imperial Petroleum’s outstanding Warrants, each share of Imperial Petroleum common stock that you have a right to purchase pursuant to Warrants that you own, as of the close of business on                , 2022, the record date (the “Spin-Off Distribution”).

Q:	What are the C3is common shares worth?

A:

The value of our common shares will be determined by their trading price after the Spin-Off Distribution. We do not know what the trading price of the common shares will be and we can provide no assurance as to value.

Q:	What will the relationship between Imperial Petroleum and C3is be after the Spin-Off Distribution?

A:

After the Spin-Off Distribution, Imperial Petroleum does not expect to own any of the C3is common shares or otherwise have an ownership interest in C3is, other than                Series A Convertible Preferred Stock, which will be convertible into                C3is common shares immediately after the Spin-Off Distribution and entitled to vote equal to the number of common shares into which such shares are convertible multiplied by 30. Imperial Petroleum and C3is will be separate publicly traded companies, although, at the time of the Spin-Off Distribution, some of the directors and officers of Imperial Petroleum will hold similar positions at C3is.

Q:	What are the reasons for the Spin-Off Distribution?

A:

Imperial Petroleum is currently engaged in providing international seaborne transportation services to oil producers, refineries and commodities traders, through ownership and operation of product tankers and crude oil tankers, and to drybulk charterers, including major national and private industrial users, commodity producers and traders, through ownership and operation of drybulk carriers. Imperial Petroleum intends to separate these two businesses. The separation began with the establishment of C3is as a new holding subsidiary company of Imperial Petroleum. Imperial Petroleum believes that its lines of business are not accurately valued in the capital market, and the Spin-Off Distribution will enable each company (Imperial Petroleum and C3is) to increase its business focus, alleviate market confusion and attract new investors.

The Spin-Off Distribution will result in two “pure play” companies: Imperial Petroleum will own only product and crude oil tankers and C3is will own only drybulk carriers, although Imperial Petroleum and C3is may in the future consider expansion into these or other seaborne transportation sectors. We believe that historically, “pure play” ship-owning companies have tended to trade at levels that suggest higher valuations than ship-owning companies with mixed asset classes. Imperial Petroleum and C3is expect that the Spin-Off Distribution will result in an increase of shareholder value if the aggregate trading value of the two separate entities exceeds that of the trading value of Imperial Petroleum common stock before the Spin-Off Distribution, as historical trends suggest.

In determining whether to effect the Spin-Off Distribution, the board of directors of Imperial Petroleum considered the costs and risks associated with the transaction, including those associated with preparing C3is to become a separate publicly traded company and the possibility that the trading value of the two separate entities after the Spin-Off Distribution may be less than the trading value of Imperial Petroleum common stock before the Spin-Off Distribution. Notwithstanding these costs and risks, the board of directors of Imperial Petroleum determined that a spin-off, in the form contemplated by the Spin-Off Distribution is in the best interests of Imperial Petroleum and its stockholders.

The Company is also issuing Series A Convertible Preferred Stock to Imperial Petroleum in order to grant more control to the Imperial Petroleum’s management and to make it more difficult for an unaffiliated shareholder to effect a takeover of the Company without the consent of the existing board of directors. Series A Convertible Preferred Stock are entitled to vote equal to the number of common shares into which such shares are convertible multiplied by 30; provided however, the voting rights may not be exercised pursuant to Series A Preferred Stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Stock, common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders.

Q:	Will C3is common shares be listed on a securities exchange?

A:	C3is has applied to list its common shares on the Nasdaq Capital Market under the symbol “ ”.

Q:	Will holders of Imperial Petroleum 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares receive any C3is common shares or other thing else in the Spin-Off Distribution?

A:

No, only holders of Imperial Petroleum common shares and Imperial Petroleum Warrants exercisable to purchase common shares will receive C3is common shares in the Spin-off Distribution. Holders of Imperial Petroleum 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock will not receive any shares or other assets in the Spin-Off Distribution.

Q:	Will my Imperial Petroleum shares continue to be listed on a securities exchange?

A:

Yes. Imperial Petroleum common stock will continue to be listed on the Nasdaq Capital Market under the symbol “IMPP” and Imperial Petroleum’s 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock will continue to be listed on the Nasdaq Capital Market under the symbol “IMPPP”. The number of shares of Imperial Petroleum common stock you own will not change as a result of the Spin-Off Distribution.

Q:	What are the U.S. federal income tax consequences to me of the Spin-Off Distribution?

A:

For U.S. federal income tax purposes, our distribution of common shares and cash in lieu of fractional shares to you in the Spin-Off Distribution is not expected to qualify as a tax-free corporate division for U.S. federal income tax purposes and as a result is expected to be treated like other distributions from Imperial Petroleum. Consistent with this expected treatment, the total value of this Spin-Off Distribution, as well as your initial tax basis in our shares, will be determined by the trading price of our common shares at the time of the Spin-Off Distribution. If you are a U.S. Holder (as defined under “Tax Considerations – United States Federal Income Taxation of U.S. Holders”), a portion of the value of this Spin-Off Distribution will be taxable to you as a dividend, to the extent of Imperial Petroleum’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes, and the remainder, if any, will be a reduction in the adjusted tax basis in your shares of Imperial Petroleum common stock. The tax treatment of the Spin-Off Distribution is discussed in further detail below in “Tax Considerations – United States Federal Income Taxation of U.S. Holders.”

Q:	How will I receive C3is common shares?

A:

Imperial Petroleum will deliver the 100% of the issued and outstanding common shares to the distribution agent. American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for C3is common shares. See “Business – Mechanics of the Spin-Off Distribution.”

Q:	What do I have to do to receive my C3is common shares?

A:

No action by you is required. If your shares of Imperial Petroleum common stock are held in a brokerage account, the C3is common shares distributed to you will be credited to that account. If you hold shares of Imperial Petroleum common stock in certificated or book entry form, your ownership of C3is common shares will be recorded in the books of our transfer agent and a statement evidencing your ownership will be mailed to you. Certificates representing C3is common shares will not be issued in connection with the Spin-Off Distribution, but we may elect to issue certificates in the future.

Q:	How will fractional common shares be treated in the Spin-Off Distribution?

Fractional common shares will not be distributed. Instead, for registered shareholders, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution (net of any required withholding for taxes applicable to each holder). Holders of Imperial Petroleum common stock that hold their shares through a bank, broker, or nominee shall receive cash in lieu of fractional common shares, if any, determined in accordance with the policies of such bank, broker, or nominee. If an Imperial Petroleum shareholder holds fewer than                shares of Imperial Petroleum common stock or, in the case of holders of Imperial Petroleum’s outstanding Warrants, Imperial Petroleum common stock that you have a right to purchase pursuant to Warrants that you own, as of the record date, it will not receive any of our common shares; however, the shareholder will receive a cash distribution from our distribution agent representing the proceeds from the sale of the fractional common shares to which the shareholder is entitled, net of brokerage fees and other costs. See “Business – Mechanics of the Spin-Off Distribution.” for a more detailed explanation. If you receive cash in lieu of fractional common shares, you will not be entitled to any interest on the payments. The receipt of cash in lieu of fractional common shares generally will be taxable to the recipient Imperial Petroleum shareholders that are subject to U.S. federal income tax as described in “Tax Considerations” below.

Q:	Are Shareholders of Imperial Petroleum entitled to appraisal rights in connection with the Spin-Off Distribution?

A:	No. Shareholders of Imperial Petroleum are not entitled to appraisal rights in connection with the Spin-Off Distribution.

PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus before making an investment in our common shares.

Unless otherwise indicated, references to “C3is,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, C3is Inc., and its subsidiaries, except where the context otherwise requires. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this prospectus are to the lawful currency of the United States of America and references to “Warrants” are to the outstanding Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants and Representative’s Purchase Warrants of Imperial Petroleum Inc. collectively.

Explanatory Note

C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022. The Company was incorporated by Imperial Petroleum to serve as the holding company of two subsidiaries that will be contributed by Imperial Petroleum to the Company in connection with the Spin-Off Distribution. Imperial Petroleum will contribute these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Company, intends to distribute the Company’s common shares to stockholders of Imperial Petroleum, and holders of Imperial Petroleum’s outstanding Warrants, on a pro rata basis on or about                , 2022. Under the registration statement of which this prospectus forms a part, the Company is applying to register the distribution of its common shares under the Securities Act of 1933. In addition, the Company has applied to have the common shares listed on the Nasdaq Capital Market under the ticker symbol “                .” Upon consummation of the Spin-Off Distribution and the successful listing of our common shares on the Nasdaq Capital Market, the Company and Imperial Petroleum will be independent publicly traded companies with separate boards of directors and management, although, at the time of the Spin-Off Distribution, some of the directors and officers of Imperial Petroleum will hold similar positions at the Company.

Immediately prior to the Spin-Off, in exchange for the contribution of the entities owning the two drybulk carriers comprising our fleet and working capital to us, Imperial Petroleum will receive all of our issued and outstanding Common Shares and    all of our Series A Convertible Preferred Stock (the “Series A Convertible Preferred Shares”), which will have a cumulative dividend accruing at the rate of 5.0% per annum per liquidation preference of $25.00 per share, which may be paid in cash or, at our election, in common shares, quarterly in arrears and will be convertible into common shares at the holder’s option, at a conversion price equal to $                (adjusted for any stock splits, reverse stock splits or stock dividends). The conversion price will be adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares. These Series A Convertible Preferred Shares will entitle Imperial Petroleum to the right to cast a number of votes for any matters on which our shareholders are entitled to vote equal to the number of common shares into which such shares are convertible multiplied by 30, subject to certain limitations that will prevent Imperial Petroleum from exercising more than 49.99% of the aggregate voting power derived from any voting security then held by Imperial Petroleum on any matter put to shareholders. Imperial Petroleum does not intend to distribute any of the Series A Convertible Preferred Shares in the Spin-Off Distribution.

The financial statements presented in this prospectus are Predecessor financial statements relating to the historical operations of the assets that will be contributed to us and that will comprise our business after the Spin-Off Distribution. The Predecessor financial statements included in this prospectus include the combined financial statements of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) for the period from March 12, 2021 (inception) to December 31, 2021 and for the six months ended June 30, 2022. European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., companies controlled by members of the Vafias family, were the vessel owning-companies of the two drybulk carriers that will be contributed to us before these were acquired by Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively.

Unless indicated or required by the context in this prospectus, our disclosure assumes that the consummation of the Spin-Off Distribution has occurred. Although we will not acquire the two subsidiaries of Imperial Petroleum until shortly before the Spin-Off Distribution, the operating and other statistical information with respect to our business is presented as of June 30, 2022, unless otherwise indicated, as if we owned such business as of such date.

Overview

C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022. The Company was incorporated by Imperial Petroleum to serve as the holding company of two subsidiaries that will be contributed by Imperial Petroleum to the Company in connection with the Spin-Off Distribution. Imperial Petroleum will contribute these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Company, intends to distribute all of the Company’s common shares to holders of Imperial Petroleum common stock, and holders of Imperial Petroleum’s outstanding Warrants, on a pro rata basis on or about                , 2022.

We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders. As of the date of this prospectus, we own and operate a fleet of two drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our fleet is 64,000 dwt.

There currently is no existing public trading market for our common shares. However, we are in the process of applying to have our common shares listed on the Nasdaq Capital Market under the symbol “                .” We make no representation that such application will be approved or that our common shares will trade on such market, either now or at any time in the future. The successful listing of our common shares on the Nasdaq Capital Market is subject to our fulfilling all of the requirements of the Nasdaq Capital Market.

Our Fleet

As of November 15, 2022 the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Eco Bushfire	2011	Japan	32,000	Handysize drybulk carrier	Time Charter	$23,000	December 2022
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Spot
			64,000 dwt

(1)	Earliest date charter could expire.

We plan to expand our fleet by investing in high-quality, Japanese or Korean-built drybulk carriers, which may include vessels in class sizes ranging from Handysize class vessels of 28,000-40,000 dwt to Capesize class vessels of 100,000+ dwt. We may also acquire vessels in these or other seaborne transportation sectors in addition to the drybulk sector, under favorable market conditions. We do not, however, currently have any agreements or commitments to acquire additional vessels. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.

We will deploy our fleet on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions. As of November 15, 2022, one of the two drybulk carriers that will comprise our initial fleet, the Eco Angelbay, is operating in the spot market and the second drybulk carrier, the Eco Bushfire, is under a time charter contract up until December 2022.

The Vafias family, of which our Non-Executive Chairman, Harry Vafias, is a member, has been active in shipping for over 50 years. The Vafias family formed Brave Maritime Corporation S.A., or Brave Maritime, in 1987, which, as our fleet manager, will be responsible for all aspects of our administration and operations under the direction of our Board of Directors. During 2021, Imperial Petroleum and affiliates of our Manager Brave Maritime owned or partially owned in total 76 vessels (including 10 drybulk carriers).

Management of Our Fleet

All of the our vessels in our initial fleet, and any additional drybulk carriers we acquire, will be managed by Brave Maritime, a company controlled by members of the Vafias family, of which our Non-Executive Chairman is a member, or by other affiliated or unaffiliated management companies. Any additional vessels in sectors other than drybulk, may be managed by Stealth Maritime, an affiliate of Brave Maritime controlled by members of the Vafias family, or third party technical managers. We will enter into a management agreement with Brave Maritime, prior to the Spin-Off Distribution, pursuant to which Brave Maritime will provide us with technical, administrative, commercial and certain other services. In relation to the technical services, Brave Maritime will be responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Brave Maritime will provide services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Brave Maritime pays other parties and receives reimbursement from us. In addition, Brave Maritime subcontracts crew management for some of our vessels to either other affiliated companies, such as Hellenic Manning Overseas Inc., or to unaffiliated third parties, These crew managers are supervised by Brave Maritime.

Our management agreement, which we will enter into prior to the Spin-Off Distribution, will be substantially similar to the management agreement between Imperial Petroleum and Stealth Maritime, under which Stealth Maritime subcontracts to Brave Maritime the management of our vessels that were previously owned by Imperial Petroleum, including providing for the same fee levels. Under our management agreement we will pay Brave Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We will pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We will also be obligated to pay Brave Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Brave Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf. Additional vessels that we may acquire in the future may be managed by Brave Maritime or by other unaffiliated management companies.

The initial term of our management agreement with Brave Maritime will expire on December 31, 2026; unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods. See “Certain Relationships and Related Party Transactions—Management and Other Fees” for additional information regarding the management agreement, including management fees and termination provisions.

Market Opportunity

The Company believes that the following current drybulk carrier shipping industry trends create attractive market opportunities:

•	Advancements in technology, globalization and macroeconomic events are major drivers affecting the global drybulk carrier shipping market, and demand for seaborne transportation.

•

The drybulk market enjoyed a firm start in 2022 arising from post-Covid-19 restrictions demand growth coupled with port congestion and moderate supply growth. Despite the downward pressure experienced more recently as congestion eased and Chinese demand for drybulk commodities weakened, industry participants expect that drybulk demand in tonne-mile terms will grow by 0.7% in 2022 and by 2.2% in 2023 through shifting trade patterns arising from the Russia – Ukraine conflict and potential increase in Chinese dry bulk demand as the country comes out of lockdowns and restrictions (Clarksons Dry Bulk Trade Outlook, August 2022).

•

On the supply side, we believe that the current drybulk carrier orderbook which stands at 20-year historically low levels (7% of the current drybulk carrier fleet capacity in September 2022), along with expectations that upcoming tighter environmental regulations for vessels to reduce CO2 emissions starting in January 2023 may further induce slow steaming, should lead to constrained drybulk carrier fleet growth and thus should improve the supply demand balance.

Despite the uncertainty, we believe that factors such as the returning Ukrainian grain export volumes into the market as a result of the re-opening of certain of the country’s ports, coupled with increasing demand for minor bulks such as bauxite and steel products from China and Europe traditionally carried in handysize drybulk carriers, will be beneficial to the drybulk carrier market and the handysize segment in particular, which is the segment in which we currently operate. With regards to the broader shipping industry, we believe that the changing landscape creates new investment opportunities:

•

The market outlook is heavily supported by new regulations. The International Maritime Organization (IMO) has implemented new regulations to reduce CO2 intensity on the shipping industry by at least 40% by 2030, and greenhouse gas emissions by 50% by 2050. This demand for more environmental sustainability in supply chains has given rise to new services, technologies and business processes which create a new framework around shipping investments and opportunities across all shipping sectors.

We can provide no assurance that the industry dynamics described above will continue or that we will be able to expand our business. For further discussion of the risks that we face, see “Risk Factors” beginning on page 22 of this prospectus.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•	Experienced Management Team and Manager. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Our Chief Executive

Officer, Dr. Diamantis Andriotis, has over 15 years of experience in the shipping industry, including in the drybulk, tanker and gas sectors. As noted above, the Vafias family, of which our Non-Executive Chairman, Harry Vafias, is a member, formed Brave Maritime Corp. Inc., in 1987 which, as our fleet manager, will be responsible for all aspects of our administration and operations.

•

Cost Efficient Vessel Operations. We believe that our Manager has developed a reputation as an efficient and dependable vessel manager that maintains high standards of operation, vessel technical condition, safety and environmental protection. We believe that by relying on the experience of our fleet manager, Brave Maritime, we will continue to contain our operating costs by making available to us the operating efficiencies and economies of scale enjoyed by Brave Maritime and by using Brave Maritime’s shipping experience in supervising the operations of the technical managers it employs for our fleet.

•

Strong Relationships with Customers and Financial Institutions. We believe our management team, Brave Maritime and the Vafias family, which has been active in the drybulk shipping market since 1987, have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. We believe our ability to attract high-quality charterers is a result of our focus on fulfilling our customers’ expectations for efficiency and reliability. Key to maintaining our relationships with these companies are high standards of safety and consistency of service.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by timing and structuring acquisitions of vessels and by reliably, safely and efficiently operating our vessels. We continuously evaluate purchase and sale opportunities, as well as employment opportunities for our vessels. Key elements of the above strategy are:

•

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical and condition assessment review of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made.

•

Optimize Charter Mix. In the current drybulk charter market, we are mainly focusing on short to medium term charters of up to one or two years and spot voyages. As the charter market changes and we grow our fleet, we may continue to adjust our chartering strategy to include a higher percentage of time charters, including those with medium to longer term duration. We seek to charter our vessels to high quality charterers as we have done in the past such as commodities traders and industrial companies.

•

Operate a High Quality Fleet. Our primary focus is the operation of drybulk carriers, currently in the handysize class and we will evaluate acquisition opportunities of high quality, Japanese and Korean-built drybulk carriers in all class sizes, and as we grow our fleet in the future potentially add vessels in these or other seaborne transportation sectors that we assess as exhibiting favorable market conditions. We believe that owning a high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•

Maintain Financial Flexibility. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We intend to manage our balance sheet to maintain an adequate level of liquidity and actively assess the level and maturity profile of debt we incur in light of the level of cash flow generated from our chartering strategy and our efficient operating cost structure. We will not have any outstanding indebtedness upon completion of the Spin-Off Distribution, and intend to maintain a moderate level of indebtedness in the future to grow our fleet by pursuing selective acquisitions.

Risk Factors Summary

An investment in our securities is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Risk Factors” in this prospectus for a more thorough description of these and other risks.

•

The cyclical nature of the demand for seaborne transportation of drybulk commodities may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•

Economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the COVID-19 pandemic, could materially adversely affect our business, financial position and results of operations.

•	The COVID-19 pandemic will continue to have negative consequences for the shipping industry, including charter rates, which may continue to negatively affect our results of operations.

•	An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the conflict in Ukraine and related sanctions, which may interfere with the operation of our vessels.

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures.

•	The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

•

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

•	Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

•

The market values of our vessels may decrease, which could cause us to breach covenants in our expected loan agreements, and could have a material adverse effect on our business, financial condition and results of operations.

•	As our vessels age we may have difficulty competing with younger, more technologically advanced vessels for charters from top-tier charterers.

•

As of June 30, 2022 the book values of our vessels were lower than their market values; however, if the market value of our vessels decline and we sell vessels, the sale may be for less than the vessel’s carrying value, which would result in a reduction in our profits.

•	We depend on our manager, Brave Maritime, to operate our business.

•

You may experience future dilution as a result of future equity offerings and other issuances of our common shares, preferred stock or other securities, which we expect to be a significant component of the financing for our fleet growth plan.

Corporate Structure

The Company is a wholly-owned subsidiary of Imperial Petroleum and will be the sole owner of all outstanding shares of the subsidiaries listed in Exhibit 21.1 hereto. After the completion of the Spin-Off Distribution, we will no longer be a subsidiary of Imperial Petroleum and we will own each of the vessels in our current fleet through direct wholly-owned subsidiaries. The following diagram depicts our organizational structure before and following the completion of the Spin-Off Distribution (omits certain dormant, non-vessel owning subsidiaries of Imperial Petroleum):

Before:

After:

Corporate Information

C3is Inc. is a holding company existing under the laws of the Marshall Islands. Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. We will establish a website prior to the completion of the Spin-Off Distribution at www.[                ].com. The information on or linked to on our website is not a part of this prospectus.

Other Information

Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Service of Process and Enforcement of Civil Liabilities” for more information.

Implications of Being an “Emerging Growth Company”

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•	the ability to present more limited financial data, including presenting only two years of audited financial statements in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”); and

•

our auditor not being required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the Spin-Off Distribution, such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our common shares less attractive. The result may be a less active trading market for our common shares, and the price of our common shares may become more volatile.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE SPIN-OFF DISTRIBUTION

Distributing company	Imperial Petroleum Inc.

Distributed company	C3is Inc.

Shares to be distributed	All of our outstanding common shares. Imperial Petroleum does not expect to retain any of our common shares.

Imperial Petroleum will also receive all of our Series A Convertible Preferred Shares, which it will not distribute in the Spin-Off Distribution. See “Description of Capital Stock—Series A Convertible Preferred Shares.”

Distribution ratio and record date	One of our common shares will be distributed for every shares of Imperial Petroleum common stock owned of record, or purchasable upon exercise of Imperial Petroleum’s outstanding Warrants owned of record, at the close of business on the record date of , 2022.

Prior to the Spin-Off Distribution, Imperial Petroleum will deliver 100% of the Company’s issued and outstanding common shares to the distribution agent. American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for the Company’s common shares. See “Business – Mechanics of the Spin-Off Distribution.”

Fractional shares

Fractional common shares will not be distributed. Instead, for registered shareholders, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution (net of any required withholding for taxes applicable to each holder). Holders of Imperial Petroleum common stock that hold their shares through a bank, broker, or nominee shall receive cash in lieu of fractional common shares, if any, determined in accordance with the policies of such bank, broker, or nominee. If an Imperial Petroleum shareholder holds fewer than             shares of Imperial Petroleum common stock as of the record date, it will not receive any of our common shares; however, the shareholder will receive a cash distribution from our distribution agent representing the proceeds from the sale of the fractional common shares to which the shareholder is entitled, net of brokerage fees and other costs. See “Business – Mechanics of the Spin-Off Distribution” in this prospectus for a more detailed explanation. If you receive cash in lieu of fractional common shares, you will not be entitled to any interest on the payments. The receipt of cash in lieu of fractional common shares generally will be taxable to the recipient Imperial Petroleum shareholders that are subject to U.S. federal income tax as described in “Tax Considerations” below.

No payment required	No holder of shares of Imperial Petroleum common stock will be required to make any payment, exchange shares or to take any other action in order to receive our common shares.

Distribution date	The Spin-Off Distribution date will be on or about , 2022.

Federal income tax consequences	For U.S. federal income tax purposes, our distribution of common shares and cash in lieu of fractional shares to you in the Spin-Off Distribution is not expected to qualify as a tax-free corporate division for U.S. federal income tax purposes and as a result is expected to be treated for tax purposes like other distributions from Imperial Petroleum for such purposes. The total value of this Spin-Off Distribution, as well as your initial tax basis in our shares, will be determined by the trading price of our common shares at the time of the Spin-Off Distribution. If you are a U.S. Holder (as defined under “Tax Considerations – United States Federal Income Taxation of U.S. Holders”), a portion of the value of this Spin-Off Distribution will be taxable to you as a dividend, to the extent of Imperial Petroleum’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, and the remainder, if any, will be a treated as reduction in the adjusted tax basis in your shares of Imperial Petroleum common stock. The tax treatment of the Spin-Off Distribution is discussed below at “Tax Considerations – United States Federal Income Taxation of U.S. Holders.”

You are encouraged to consult your tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the distribution and ownership of C3is common shares and cash in lieu of fractional shares.

Background and Purpose of the Spin-Off Distribution	Imperial Petroleum currently owns and operates both product and crude oil tankers and drybulk carriers. The Spin-Off Distribution will result in two “pure play” companies: Imperial Petroleum will own product and crude oil tankers, and the Company will own only drybulk carriers, although Imperial Petroleum and C3is may in the future consider expansion into these or other seaborne transportation sectors. Historically, “pure play” ship-owning companies have tended to trade at levels that suggest higher valuations than ship-owning companies with mixed asset classes. Imperial Petroleum and the Company expect that the Spin-Off Distribution will result in an increase of shareholder value if the aggregate trading value of the two separate entities exceeds that of the trading value of Imperial Petroleum before the Spin-Off Distribution, as historical trends suggest.

Conditions to the Spin-Off Distribution Occurring	The Spin-Off Distribution and the transfer of Imperial Petroleum’s drybulk carrier subsidiaries to us is subject to, among other things, the approval of Imperial Petroleum’s Board of Directors, approval of our request for our common shares to be listed on Nasdaq and the effectiveness of the registration statement of which this prospectus forms a part.

The fulfillment of the foregoing conditions will not create any obligation on the part of Imperial Petroleum to effect the Spin-Off Distribution. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. Imperial Petroleum has the right not to complete the Spin-Off Distribution if, at any time, the board of directors of Imperial Petroleum determines, in its sole discretion, that the Spin-Off Distribution is not in the best interests of Imperial Petroleum or its stockholders, or that market conditions are such that it is not advisable to effect the Spin-Off Distribution.

Conflicts of interest	Our principal officers have affiliations with our Manager that could create conflicts of interest that are detrimental to us. Companies affiliated with our Manager or our officers and directors may acquire vessels that compete with our fleet. In addition, our officers will not devote all of their time to our business, and the fiduciary duties of our officers and directors may conflict with those of the officers and directors of Imperial Petroleum and its affiliates. See also “Risk Factors” beginning on page 22.

Distribution agent, transfer agent and registrar	American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for our common shares.

Listing	There is currently no public market for our common shares. We have applied to list our common shares on the Nasdaq Capital Market under the symbol “ .” We expect trading will commence on a “when issued” basis on or around the record date. The successful listing of our common shares does not ensure that an active trading market for our common shares will be available to you.

THE COMPANY

General	We were incorporated by Imperial Petroleum to serve as the holding company of two subsidiaries that will be contributed by Imperial Petroleum to the Company in connection with the Spin-Off Distribution.

Business	We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders. As of the date of the Spin-Off Distribution, we will own and operate a fleet of two drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers.

Management	Dr. Diamantis Andriotis is our President and Chief Executive Officer and, following the Spin-Off Distribution, Nina Pyndiah will be our Chief Financial Officer. Our fleet is managed by Brave Maritime Corp Inc., a management company affiliated with the Vafias family. See “Management.”

Dividends	The declaration and payment of dividends, if any, on our common shares will be subject to the discretion of our Board of Directors, the requirements of Marshall Islands law and restrictions in our loan agreements, and the preference of our Series A Convertible Preferred Shares. See “Dividend Policy.”

Risk factors	An investment in our common shares involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included elsewhere in this prospectus in connection with the distribution of the common shares.

SUMMARY FINANCIAL AND OTHER DATA

The following table presents certain summary historical and other data of C3is Inc. Predecessor. Imperial Petroleum acquired the two drybulk carriers owned by the vessel-owning subsidiaries of C3is Inc. from Vafias family interests on September 21, 2022 and October 19, 2022, respectively. C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022.

We have derived the historical financial data as of December 31, 2021 and for the period from March 12, 2021 (date of inception) to December 31, 2021 from the C3is Inc. Predecessor audited financial statements, which are included elsewhere in this prospectus. We have derived the historical unaudited combined financial data as of June 30, 2022 and for the six-month period ended June 30, 2022 and the period from March 12, 2021 (date of inception) to June 30, 2021. from the C3is Inc. Predecessor unaudited combined financial statements which are included elsewhere in this prospectus. These historical combined financial statements were prepared on a combined basis from the historical financial data of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., which entities were formerly owned by Vafias family interests, until their sale and delivery to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively., for the periods presented. The combined financial statements of C3is Inc. Predecessor, included in this prospectus have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The data set forth below should be read in conjunction with the combined financial statements, related notes and other financial information included elsewhere in this prospectus.

Statement of Operations Data	Period from March 12, 2021 (inception) to December 31, 2021	For the period from March 12, 2021 to June 30, 2021 (Unaudited)	For the six-month period ended June 30, 2022 (Unaudited)
Revenues	6,272,431	1,981,167	6,698,342
Voyage expenses	(365,339)	(157,591)	(548,886)
Vessel operating expenses	(1,543,278)	(536,763)	(1,562,548)
Dry-docking costs	(138,780)	—	(709,698)
Depreciation	(441,749)	(147,250)	(479,171)
Management fees-related party	(94,160)	(13,200)	(104,280)
General and administrative expenses	(35,021)	(29,440)	—
Income from operations	3,654,104	1,096,923	3,293,759
Interest and finance costs	(45,623)	(14)	(108,464)
Interest income	—	—	331
Foreign exchange gain	219	—	5,844
Net income	3,608,700	1,096,909	3,191,470

	As of December 31, 2021	As of June 30, 2022 (Unaudited)
Balance Sheet Data
Cash and cash equivalents	18,992	1,813,182
Current assets	4,626,415	9,226,050
Vessels, net	11,233,405	26,693,338
Total assets	16,359,820	36,419,388
Current liabilities	1,320,646	1,998,152
Total liabilities	7,608,786	7,790,384
Total stockholders’ equity	8,751,034	28,629,004

Cash Flow Data	Period from March 12, 2021 (inception) to December 31, 2021	For the period from March 12, 2021 to June 30, 2021 (Unaudited)	For the six-month period ended June 30, 2022 (Unaudited)
Net cash (used in)/provided by operating activities	(12,078)	5,876	1,533,921
Net cash used in investing activities	(11,635,335)	(11,498,210)	(15,978,923)
Net cash provided by financing activities	12,421,034	11,492,334	16,186,500

Other Data

Fleet Data	Period from March 12, 2021 (inception) to December 31, 2021	For the period from March 12, 2021 to June 30, 2021 (Unaudited)	For the six-month period ended June 30, 2022 (Unaudited)
Average number of vessels(1)	0.77	0.53	1.31
Total voyage days for fleet(2)	275	91	236
Total time charter days for fleet(3)	275	91	191
Total bareboat charter days for fleet(3)	—	—	—
Total spot market days for fleet(4)	—	—	45
Total calendar days for fleet(5)	281	97	236
Fleet utilization(6)	97.9%	93.8%	100.0%
Fleet operational utilization(7)	97.9%	93.8%	81.0%

Average Daily Results
Adjusted average charter rate(8)	21,480	20,039	26,057
Vessel operating expenses(9)	5,492	5,534	6,621
General and administrative expenses(10)	125	304	—
Management fees(11)	335	136	442
Total daily operating expenses(12)	5,617	5,837	6,621

(1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)

Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)

Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

(8)

Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenue net of voyage expenses (the “charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Charter equivalent revenues and adjusted average charter rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of charter equivalent revenues and adjusted average charter rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; Reconciliation of charter equivalent revenues as reflected in the consolidated statements of operations and calculation of adjusted average charter rate follow:

	Period from March 12, 2021 (inception) to December 31,
	2021	For the period from March 12, 2021 to June 30, 2021 (Unaudited)	For the six-month period ended June 30, 2022 (Unaudited)
Revenues	6,272,431	1,981,167	6,698,342
Voyage expenses	(365,339)	(157,591)	(548,886)

Charter equivalent revenues	5,907,092	1,823,576	6,149,456
Total voyage days for fleet	275	91	236

Adjusted average charter rate	21,480	20,039	26,057

(9)

Vessel operating expenses, including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.
(11)

Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

RISK FACTORS

Any investment in our common shares involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common shares. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for, and ownership of, our common shares. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and price of our common shares. The following risk factors describe the material risks that are presently known to us.

Industry Risk Factors

Charter rates for dry bulk vessels are volatile and may decrease in the future, which may adversely affect our earnings and our financial condition.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2021, charter rates for dry bulk vessels increased significantly from lower levels that prevailed during previous years. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. However, strong global growth and increased infrastructure spending has led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining in the second half of 2022.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict with confidence. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•	demand for and production of drybulk products;

•	supply of and demand for energy resources and commodities

•	the COVID-19 pandemic and related factors;

•

global and regional economic and political conditions, including weather, natural or other disasters (including the COVID-19 pandemic), armed conflicts (including the Ukraine conflict), terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine;

•	natural disaster and weather

•	trade disputes or the imposition of tariffs on various commodities or finished goods tariffs on imports and exports that could affect the international trade; and

•	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

•	the size of the newbuilding orderbook;

•	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;

•	availability of financing for new vessels;

•

the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	the COVID-19 pandemic and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;

•	port and canal congestion;

•	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;

•	sanctions;

•	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;

•	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	ability of the Company to maintain ESG practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

Our financial results and operations may be adversely affected by the ongoing COVID-19 pandemic, and related governmental responses thereto.

Since the beginning of calendar year 2020, the COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures such as lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to COVID-19. Our crews face risk of exposure to COVID-19 as a result of travel to ports where COVID-19 cases have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020 and 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and may continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020 and 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so. Moreover, COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels. The ability and willingness to consummate vessel transactions has been limited as a result of general economic conditions, the availability of financing, and their ability to inspect vessels. The impact of COVID-19 has also resulted in periodic reduction of industrial activity globally with temporary closures of factories and other facilities, labor shortages and restrictions on travel on a regional basis, depending on the spread of COVID-19 in each particular geography. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, contributed to lower dry bulk rates in 2020. This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

The occurrence or recurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

The world economy is currently facing a number of ongoing challenges as a result of the economic impact of and global response to the COVID-19 pandemic, as well as recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, Venezuela, North Africa and Ukraine. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

The U.K. formally exited the EU on January 31, 2020 (informally known as “Brexit). On December 24, 2020, the U.K. and EU entered into a trade and cooperation agreement (the “Trade and Cooperation

Agreement”), which was entered into force on May 1, 2021 following ratification by the EU. Brexit has led to ongoing political and economic uncertainty and periods of increased volatility in both the U.K. and in wider European markets for some time. Brexit’s long-term effects will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls of other EU member states’ governments to consider withdrawal. These developments and uncertainties, or the perception that they may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. The foregoing factors could depress economic activity and restrict our access to capital, causing a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. We conduct a substantial portion of our business in China or with Chinese counter parties. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

While global economic conditions have generally improved, relatively weak global economic conditions have had and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things; low charter rates, particularly for vessels employed on short-term time charters or in the spot market; decreases in the market value of dry bulk vessels and limited secondhand market for the sale of vessels; limited financing for vessels; widespread loan covenant defaults; and declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers. The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

An over-supply of drybulk vessel capacity may depress the current charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk vessels had increased due to the high level of new deliveries in recent years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017, before declining to more moderate levels of newbuilding deliveries. In addition, the drybulk newbuilding orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of drybulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	number of new vessel deliveries;

•	scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	vessels’ average speed;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

If drybulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The market value of drybulk vessels is highly volatile, and the market values of our vessels may decline and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.

The market value of our vessels may fluctuate significantly, and experienced significant declines during the economic crisis. Drybulk carrier values remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry, and the drybulk industry in particular;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for new-buildings;

•	environmental and other regulations;

•	supply and demand for drybulk cargoes;

•	the prevailing level of drybulk carrier charter rates; and

•	technological advances.

As of June 30, 2022 the book values of our vessels were lower than their market values; however, if the market value of our vessels decline and we sell vessels, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values or anticipated future cash flows experience declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our potential loan agreements and we may not be able to refinance our debt or obtain additional financing or, if instituted, pay dividends. If we are unable to pledge additional collateral, our potential lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, we may be required to implement more stringent ESG procedures or standards so that we continue to have access to capital and our existing and future investors and lenders remain invested in us and make further investments in us.

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude drybulk shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service our indebtedness, which could have a material adverse effect on our financial condition and results of operations.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations, and are subject vetting processes conducted by prospective charterers. In addition, RightShip, which is a voluntary compliance requirement but a desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry. If we or our manager, or other affiliated entities, including Stealth Maritime, StealthGas or Imperial Petroleum, are rated low or otherwise perform poorly on Rightship evaluations or other vetting processes conducted by charterers, it could lead to the loss of approval to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more tankers occurring over time. For instance, in June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”). If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charters, if we are able to do so at all. Non-compliance by us, either suddenly or over a period of time, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to pay cash dividends to our shareholders.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, BWTS implementation, GHG emissions, etc., As a result significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements. See “Business-Environmental and Other Regulations” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs .

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time. This could have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

Our vessels are subject to periodic inspections by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping and Bureau Veritas.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking may be skipped and be conducted concurrently with the special survey.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable; we would then be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.

Changes in fuel, or bunker, prices may adversely affect profits.

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization Of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, the recent entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with scrubbers under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Brave Maritime.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would adversely impact our operations and revenues, thereby resulting in loss of revenues.

Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine accident or disaster;

•	piracy and terrorism;

•	explosions;

•	environmental accidents;

•	pollution;

•	loss of life;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.

The operation of drybulk vessels has particular operational risks.

The operation of drybulk vessels has certain unique risks. With a drybulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in drybulk vessels may lead to the flooding of the vessels’ holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessel and other vessels we may acquire, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

Our vessels may suffer damage and we may face unexpected repair costs, which could affect our cash flow and financial condition.

If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. For example, the conflict in Ukraine may increase the risk that our vessels may suffer damages or face unexpected repair costs, and increase the cost of war risk insurance premiums. We may have to pay repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the conflict in Ukraine, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The IMO’s extraordinary council session held on 10th and 11th March 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade at high levels. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the drybulk carrier market and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance.

Political uncertainty and an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, former President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Further, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Throughout 2018 and 2019, former President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceived as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, resulting in a “trade war.” The trade war has had the effect of reducing the supply of goods available for import or export and has therefore resulted in a decrease in demand for shipping. On January 15, 2020, the United States and China signed the Phase One Deal, agreeing to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices deescalating the trade war. Under the Phase One Deal the U.S. has committed to reduce tariffs from 15 % to 7.5% on US$120 billion worth of goods and China has agreed to halve tariffs on 1,717 U.S. goods, lowering the tariff on some items from 10% to 5%, and others from 5 % to 2.5%, which both took effect on February 14, 2020. U.S. President Biden has stated that there are no immediate plans to cancel the Phase One Deal, but the administration is expected to make changes to the U.S.-China tariff policies.

There is no certainty that the de-escalation of the trade war between the U.S. and China will continue and there is no certainty that additional tariffs will not be imposed by the U.S. or China. Should the de-escalation of the trade war discontinue or an increase in trade barriers or restrictions on trade occur or be perceived to become likely, such events may have an adverse effect on global market conditions, may have an adverse impact on global trade and our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the United States Coast Guard (“USCG”) issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us. Changes to inspection procedures could impose additional financial and legal obligations on us, could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, financial condition, cash flows, results of operations and our ability to pay dividends.

Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential challenges for crew availability due to the conflict between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We bear crewing costs under our charters. Increases in crew costs may adversely affect our results of operations. In addition, labor disputes or unrest, including work stoppages, strikes and/or work disruptions or increases imposed by collective bargaining agreements covering the majority of our officers on board our vessels could result in higher personnel costs and significantly affect our financial performance. Furthermore, while we do not have any Ukrainian or Russian crew, the Company’s vessels currently do sail in the Black Sea and the Company otherwise conducts limited operations in Russia and Ukraine, the extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Changes in labor laws and regulations, collective bargaining negotiations and labor disputes, and potential shortage of crew due to the conflict between Russia and Ukraine, could increase our crew costs and have a material adverse effect on our business, results of operations, cash flows and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels call in ports in certain geographic areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Iran, Syria and North Korea. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On January 16, 2016, “Implementation Day” for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its nuclear-related secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such as our Company, and individuals with these formerly targeted Iranian business sectors.

Non-U.S. companies continued to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to Iran, (ii) exporting, re-exporting or transferring to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with of the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC’s list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. However, on August 6, 2018, the U.S. re-imposed an initial round of secondary sanctions and as of November 5, 2018, all of the secondary sanctions the U.S. had suspended under the JCPOA were re-imposed.

The U.S. government’s primary Iran sanctions have remained largely unchanged, including during the period from the JCPOA Implementation Day to the re-imposition of secondary sanctions in 2018, and as a consequence, U.S. persons also continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency.

We believe all of our vessels port calls have been made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the EU and other relevant jurisdictions. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations, and sanctions imposed by different countries conflict to some extent, and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. In particular, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia and regions of Ukraine.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in a number of countries through the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery laws. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

A cyber-attack could materially disrupt our business.

Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Seasonal fluctuations in industry demand could have a material adverse effect on our business, financial condition and results of operations and the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Seasonality is related to several factors and may result in quarter-to-quarter volatility in our results of operations, which could affect the amount of dividends, if any, that we may pay to our shareholders. For example, the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality could have a material adverse effect on our business, financial condition and results of operations.

Risks Related To Our Business

Our fleet consists of two drybulk carriers. The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our fleet consists of two handysize drybulk carriers. Unless and until we identify and acquire additional vessels, we will depend upon these two vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable charter or otherwise, our business, results of operations financial condition could be materially adversely affected.

In addition, due to the relatively small size of our fleet we may face additional difficulty arranging debt financing from lenders to fund the expansion of our fleet, or refinance then existing debt upon maturity or otherwise, on favorable terms or at all and achieving acceptance from top tier charterers, which increasingly seek to do business with established shipping companies with substantial resources.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk carrier sector of the shipping industry and the overall financial condition of the counterparties, all of which may continue to be negatively impacted by the COVID-19 pandemic and related containment efforts. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

Employment of our vessels on time or bareboat charters may prevent us from taking advantage of rising spot charter rates.

The spot market may fluctuate significantly based upon drybulk carrier supply and demand. The factors affecting supply and demand for drybulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We currently have one of our vessels operating on time charter and one in the spot market, and we expect that we will seek to employ vessels in the spot market in the future. If we employ our vessels on time and bareboat charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time or bareboat charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates.

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.

One of our vessels is currently under a time charter expiring in December 2022, and our second vessel is currently operating in the spot market. We will be exposed to prevailing charter rates in the drybulk carrier sector when our vessels existing charters expire, and in the future to the extent the counterparties to our fixed-rate time or bareboat charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers, due to the small size of our fleet, for our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of charterers. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced drybulk carriers have been built since our vessels, which have an average age of 12.3 years as of November 15, 2022, were constructed and drybulk carriers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. Competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Consequently, our results of operations and financial condition could be adversely affected.

The aging of our fleet may result in our vessels being less attractive to charterers and in increased operating costs in the future, which could adversely affect our earnings.

Our fleet’s average age, which was approximately 12.3 years, as of November 15, 2022, is above the average age of the drybulk carrier fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced drybulk carriers for charters from top-tier charterers. In general, the costs to maintain a drybulk carrier in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly more creditworthy charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of November 15, 2022, the vessels in our fleet had an average age of approximately 12.3 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.

Our future financing arrangements may contain, restrictive covenants that may limit our liquidity and corporate activities.

We expect our future financing arrangements may, impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

Our future credit facilities will require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. As a result of the restrictions in our future financing arrangements we may enter into with respect to future vessels which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and security coverage requirement, could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

The market values of our vessels may decrease, which could cause us to breach covenants in our future credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Our future credit facilities, which will be secured by liens on our vessels, will likely contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we may be required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of drybulk carriers is sensitive to, among other things, changes in the drybulk carrier charter markets, respectively, with vessel values deteriorating in times when drybulk carrier charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the drybulk carrier markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected drybulk carrier values in the recent past. A return of these conditions could lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements which would adversely affect our financial results and could further hinder our ability to raise capital.

A failure to comply with our future covenants and/or obtain covenant waivers or modifications could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, as well as the perceived impact of emissions by our vessels on the climate.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing, or obtain financing at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, or other Environmental Social Governance (ESG) standards required by lenders or investors, the availability and cost of bank financing for such vessels may be adversely affected.

A significant increase in our debt levels may adversely affect us and our cash flows.

Immediately after the Spin-Off Distribution, we will not have any outstanding indebtedness, however, we would expect to incur indebtedness in connection with any further expansion of our fleet, and possibly to refinance our existing vessels with debt secured by such vessels. An increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, any further increases in interest rate levels, which have in the last couple of years increased significantly from historically low levels, may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet, we expect to incur secured debt. We would then have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments would limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness would expose us to increased risks if the demand for seaborne transportation of drybulk cargoes decreases and charter rates and vessel values are adversely affected.

We expect to be exposed to volatility in interest rates

We expect debt we incur in the future will be advanced at a floating rate, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, interest rate benchmarks, including LIBOR and SOFR, which were at low levels for an extended period of time, have begun to increase from these levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for the purpose of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2023 may adversely affect the amounts of interest we may pay under our future debt arrangements and our results of operations.

The United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will phase-out LIBOR by the end of 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular agreement containing terms based on LIBOR, which could also create additional risks and uncertainties. The changes may adversely affect the trading market for LIBOR based agreements, which include credit facilities and interest rate swaps we enter into in the future. We may need to negotiate the replacement benchmark rate on any such credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

The derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our future credit facilities which may be advanced at floating rates,. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, are recognized in “Accumulated other comprehensive income” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate.

In addition, we may enter in the future into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial condition or results of operations.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During the period ended December 31, 2021 and the six month-period ended June 30, 2022, we have experienced increased costs for crew, spares, and stores, which we currently expect to continue into 2023. In an inflationary environment such as the current economic environment, depending on the drybulk industry and other economic conditions, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a relatively small portion of our overall expenses is incurred in Euros, and we also expect to incur executive compensation expense after the Spin-Off Distribution in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

We are dependent on our relationship with Brave Maritime.

Brave Maritime will serve as commercial and technical manager for the vessels in our fleet. We are accordingly dependent upon our fleet manager, Brave Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of drybulk carriers, including our ability to attract charterers;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Brave Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Brave Maritime if it defaults on its obligations to us, you would have no recourse against Brave Maritime. In addition, in such a case or if our management agreement were to be terminated we might not be able to find a replacement manager on terms as favorable as those currently in place with Brave Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager. In addition, if Brave Maritime suffers material damage to its reputation or relationships, including as a result of a spill or other environmental incident or an accident, or any violation or alleged violation of U.S., EU or other sanctions, involving ships managed by Brave Maritime whether or not owned by us, it may harm the ability of our company or our subsidiaries to successfully compete in our industry.

Management fees are payable to our Managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to our Management Agreement, we pay our Manager a daily ship management fee of $440 per day per vessel for providing commercial, technical and administrative services (see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management Fees” for more information). In addition, we pay our Manager certain commissions and fees with respect to vessel purchases, sales and newbuilds. The management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses, crewing costs, insurance premiums, commissions and certain company administration expenses such as directors’ and officers’ liability insurance, legal and accounting fees and other similar company administration expenses, which are reimbursed or paid by us. The management fees are payable whether or not our vessels are employed, and regardless of our profitability, and we have no ability to require our Managers to reduce the management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations. The expiration date of the Management Agreements with our Managers is December 31, 2026.

Since our manager, Brave Maritime, is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our manager that could have a material adverse effect on us.

We would be materially adversely affected if our manager becomes unable or unwilling to provide services for our benefit at the level of quality they have provided such services to our vessels in the past and at comparable costs as they have charged with respect to our vessels while owned by Imperial Petroleum prior to the Spin-Off Distribution. If we were required to employ a ship management company other than our manager, we cannot offer any assurances that the terms of such management agreements and results of operations would be equally or more beneficial to us in the long term.

Our manager’s ability to render management services will depend in part on its own financial strength. Circumstances beyond our control could impair Brave Maritime’s financial strength, and because it is a privately held company, information about its financial strength is not publicly available. As a result, our shareholders and we might have little advance warning of financial or other problems affecting our manager even though their financial or other problems could have a material adverse effect on our shareholders and us.

Our management team has limited experience running a public company, and no member of the Vafias family which founded our predecessor and our manager, will be an officer of our company and this may impact the performance of our business and our ability to obtain financing.

While our CEO, Dr. Diamantis Andriotis, has been actively involved in the management and operation of vessels for several years as an employee of Vafias family interests, he has not had prior experience as a CEO of a public company. Our CFO after the Spin-Off Distribution, Nina Pyndiah, has been the internal auditor of StealthGas Inc. since 2006, and has not had prior experience as the CFO or executive officer of a public company. Mr. Harry Vafias, the Chairman, President and Chief Executive Officer of Imperial Petroleum and a member of the Vafias family who founded Brave Maritime, will not be engaged in the day-to-day operation of our company as an officer. Dr. Diamantis Andriotis will have to rely on the experience of Brave Maritime for the management of our vessels, as well as the advice and oversight of the Board of Directors, in his role as our CEO.

The inexperience of our management with operating a public company and the limited involvement of the Vafias family, which has long-standing relationships with lenders and other financing sources in the shipping industry, may make it more difficult for us to obtain bank debt and other financing to fund our operations and growth.

Companies affiliated with us or our management, including Imperial Petroleum, StealthGas, Stealth Maritime and Brave Maritime, may manage or acquire vessels that compete with our fleet.

Entities affiliated with other members of the Vafias family own vessels that operate in various sectors of the shipping industry, including a number of drybulk carriers, which are managed by Brave Maritime. It is possible that Imperial Petroleum, StealthGas, Stealth Maritime, Brave Maritime or other companies affiliated with the Vafias family or Brave Maritime could, in the future, agree to acquire or manage additional vessels that compete directly with ours and may face conflicts between their own interests and their obligations to us. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels in which these persons or entities have an interest. Accordingly, our management and our manager might be faced with conflicts of interest with respect to their own interests and their obligations to us. These conflicts of interests may have an adverse effect on our business and your interests as stockholders.

We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.

In addition to our management contract with Brave Maritime, a company controlled by members of the Vafias family, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. Brave Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc., which is 25% owned by an affiliate of Brave Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our common stock, as well as our financial position, results of operations and our future prospects.

As our fleet grows in size, we will have to improve our operations and financial systems, staff and crew; if we cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.

As we expand our fleet, we and Brave Maritime will have to invest considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels. In addition, as we expand our fleet, we will have to rely on our technical managers to recruit suitable additional seafarers and shoreside administrative and management personnel. Brave Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our vessels require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Brave Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.

Delays in the delivery of any newbuilding or secondhand vessels we agree to acquire could harm our operating results.

Delays in the delivery of any new-building or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics such as COVID-19 or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term. The acquisition of such additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base; and

•	obtaining required financing.

Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We may not be successful in executing any growth initiatives and may incur significant expenses and losses in connection therewith.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Dr. Diamantis Andriotis and our Chairman, Harry Vafias. In addition, Harry Vafias is a member of the Vafias family, which controls Brave Maritime, our fleet manager. Our success will depend upon our and Brave Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our key personnel who are technically employees of Brave Maritime, our fleet manager, although under our management agreement with Brave Maritime, our relationship is governed by terms substantially similar to those typically included in employment agreements. We do not maintain “key man” life insurance on any of our officers.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our results of operations.

Our lack of a diversified business could adversely affect us.

Unlike many other shipping companies, which may carry drybulk, oil or oil products, liquefied petroleum or natural gas, or goods shipped in containers, we currently depend primarily on the transport of drybulk cargoes. Substantially all of our revenue has been and is expected to be derived from this single source—the seaborne transport of drybulk cargoes. Due to our lack of a more diversified business model, adverse developments in the seaborne transport of drybulk cargoes and the market for drybulk cargoes have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our revenues.

Our examination of secondhand vessels, which may not include physical inspection prior to purchase, does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of November 15, 2022, the average age of the vessels in our fleet was approximately 12.3 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, the sales prices may not equal and could be less than their carrying values at that time and thereby negatively affect our profitability.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

In addition, if one of our ships, or other ships managed by Brave Maritime or Stealth Maritime and owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and Imperial Petroleum, were to incur significant costs from an accident, spill or other environmental liability or were subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments, if any.

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

We may be subject to lawsuits for damages and penalties.

The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Regulatory and legal risks as a result of our global operations, including with respect to sanctioned countries, could have a material adverse effect on our business, results of operations and financial conditions.

Our global operations increase both the number and the level of complexity of U.S. or foreign laws and regulations applicable to us, some of which can conflict with one another, as is the case, for instance, with certain sanctions issued by U.S., E.U. and U.K. These laws and regulations include international labor laws; U.S. laws such as the FCPA and other laws and regulations established by the Office of Foreign Assets Control; local laws such as the U.K. Bribery Act 2010; data privacy requirements like the European General Data Protection Regulation, enforceable as of May 25, 2018; and the E.U.-U.S. Privacy Shield Framework, adopted by the European Commission on July 12, 2016. We may inadvertently breach some provisions of those laws and regulations which could result in cease of business activities, criminal sanctions against us, our officers or our employees, fines and materially damage our reputation. In addition, detecting, investigating and resolving such cases of actual or alleged violations may be expensive and time consuming for our senior management.

For example, our vessels have made three voyages for a total of 16 days in 2022 carrying cargoes originating in the Russian ports of St. Petersburg and Ust-Luga and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries, as has been the case for certain of our vessels’ voyages this year. In such a case, if the vessel was involved in an accident, spill or was otherwise damaged in connection with such a voyage, which could result in losses up to the total loss of the vessel, we would have to bear the repair, clean-up or other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay our outstanding indebtedness secured by such vessel. In addition, any deemed non-compliance with sanctions could constitute an event of default under any loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. Any such occurrences could adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

Furthermore, if ships managed by Brave Maritime or Stealth Maritime, including those not owned by us, and ships owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and Imperial Petroleum, were deemed to have violated sanctions or other laws and regulations, we could face similar consequences, including an inability to charter, insure or sell our ships, if we, such affiliated entities or our ships are blacklisted by authorities.

Obligations associated with being a public company require significant company resources and management attention.

Upon completion of the Spin-Off Distribution, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, beginning with the second such annual report on Form 20-F after the Spin–Off Distribution, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

Risks Related to Taxation

If we were to be subject to corporate income tax in jurisdictions in which we operate, our financial results would be adversely affected.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of our net income and cash flows, including cash available for dividend payments. Under current Marshall Islands law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our stockholders, other than stockholders ordinarily resident in the Republic of the Marshall Islands, if any. We believe that we should not be subject to tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. In computing our tax obligation in these jurisdictions, we may be required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. As our manager is located in Greece, we will have to pay these duties. Our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees.

In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.

We may have to pay tax on United States-source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States-source shipping income. United States-source shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Generally, we and our subsidiaries will qualify for this exemption for a taxable year if our shares are treated as “primarily and regularly traded” on an established securities market in the United States. Our common shares will be so treated if (i) the aggregate number of our common share traded during such year on an established securities market in the United States exceeds the aggregate number of our common shares traded during that year on established securities markets in any other single country, (ii) either (x) our common shares are regularly quoted during such year by dealers making a market in our shares or (y) trades in our common shares are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during such taxable year and the aggregate number of our common shares traded on an established securities market in the United States during such year equals at least 10% of the average number of our common shares outstanding during such taxable year and (iii) our common shares are not “closely held” during such taxable year. For these purposes, our common shares will be treated as closely held during a taxable year if, for more than one-half the number of days in such taxable year, one or more persons each of whom owns either directly or under applicable attribution rules, at least 5% of our common shares, own, in the aggregate, 50% or more of our common shares, unless we can establish, in accordance with applicable documentation requirements, that a sufficient number of the common shares in the closely-held block are owned, directly or indirectly, by persons that are residents of foreign jurisdictions that provide United States shipping companies with an exemption from tax that is equivalent to that provided by Section 883 to preclude other stockholders in the closely-held block from owning 50% or more of the closely-held block of common shares. We or any of our subsidiaries may not qualify for the benefits of Section 883 for any year.

In the future it may be the case that, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our common shares own, in the aggregate, 50% or more of our common shares. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if a sufficient number of shares of the closely-held block of our common shares were owned or treated as owned by “qualified shareholders” so it could not be the case that, for more than half of the days in the taxable year, the common shares in the closely-held block not owned or treated as owned by qualified shareholders represented 50% or more of our common shares. For these purposes, a “qualified shareholder” includes an individual that owns or is treated as owning common shares and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified shareholder.

If we or our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, then we or our subsidiaries would be subject for those years to the 4% United States federal income tax on gross United States shipping income or, in certain circumstances, to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings and cash flow.

We could become a “passive foreign investment company,” which would have adverse United States federal income tax consequences to U.S. Holders and, in turn, us.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income” and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

On the basis of the foregoing assumptions, we do not believe that we will be a PFIC for 2022. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2022. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2022 or a subsequent year.

In addition, although we do not believe that we will be a PFIC for 2022, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2022 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Tax Considerations—United States Federal Income Taxation of U.S. Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common shares. See “Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common shares by United States stockholders, which could lower the price of our common shares and adversely affect our ability to raise capital.

Risk Related to an Investment in a Marshall Islands Corporation

As a foreign private issuer we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and if we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that we will only have two members on our audit committee whereas a domestic U.S. company would be required to have three members on its audit committee and a board of directors composed of two independent and two non-independent directors, whereas a domestic U.S. public company would be required to have a majority of independent members. In lieu of obtaining shareholder approval prior to the issuance of certain designated securities issuances, the Company will comply with provisions of the Marshall Islands Business Corporations Act providing that the Board of Directors approves share issuances. To the extent we rely on these or other exemptions you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

It may be difficult to enforce service of process and judgments against us and our officers and directors.

We are a Marshall Islands company, and our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S., federal or state securities laws.

Risks Relating To Our Common Shares

Our common shares have never been publicly traded and there is no existing market for our common shares. An active trading market that will provide you with adequate liquidity for our common shares may not develop.

There is currently no public market for our common shares and an active and liquid trading market for our common shares may not develop on Nasdaq. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on Nasdaq for our common shares or, if such market develops, whether it will be maintained. The lack of an active trading market on Nasdaq and low trading volume for our common shares, may make it more difficult for you to sell our common shares and could lead to our share price becoming depressed or volatile. It is anticipated that on or shortly prior to the record date for the distribution of our common shares, trading of our common shares will begin on a “when-issued” basis on Nasdaq and such trading would continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common shares on either Nasdaq or any other exchange will develop. If an active and liquid trading market does not develop, relatively small sales of our common shares could have a significant negative impact on the price of our common shares.

Following the Spin-Off Distribution, the aggregate trading value of C3is common shares and Imperial Petroleum common stock may be less than the trading value of Imperial Petroleum common stock before the Spin-Off Distribution.

The Spin-Off Distribution will result in two “pure play” companies: Imperial Petroleum will own only product and crude oil tankers and C3is will initially own only drybulk carriers although Imperial Petroleum and C3is may in the future consider expansion into these or other seaborne transportation sectors. Historically, “pure play” companies have tended to trade at levels that suggest higher valuations than companies with mixed asset classes. Although we expect that the Spin-Off Distribution will result in an increase in shareholder value, the aggregate trading value of the two separate entities after the Spin-Off Distribution may be less than the trading value of Imperial Petroleum common stock before the Spin-Off Distribution.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

As a newly-incorporated company, there is currently no analyst coverage of the Company. The trading market for our common shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

Substantial sales of our common shares may occur in connection with the Spin-Off Distribution, which could cause our share price to decline.

Following the Spin-Off Distribution, all of our outstanding stock will be owned by the existing shareholders of Imperial Petroleum, and these existing shareholders will be free to sell common shares after the effective date of the registration statement of which this prospectus forms a part for any reason. The sales of significant amounts of our common shares, or the perception that this may occur, could result in a decline of the price of our common shares.

You may experience future dilution as a result of future equity offerings and other issuances of our common shares, preferred shares or other securities.

In order to raise additional capital, including to support our growth plans, or in connection with equity awards, strategic transactions or otherwise, we may in the future offer additional common shares, preferred shares, or other securities convertible into or exchangeable for our common shares, including convertible debt. We expect that a significant component of the financing for the planned expansion of our fleet will be through equity offerings. We cannot predict the size of future issuances or sales of our common shares, preferred shares or other securities, including those made in connection with future acquisitions or capital raising activities, or the effect, if any, that such issuances or sales may have on the market price of our common units. The issuance and sale of substantial amounts of common shares, preferred shares or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our common shares.

In addition, we cannot assure you that we will be able to make future sales of our common shares, preferred shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders. The issuance of additional common shares, preferred shares or other securities could adversely impact the trading price of our common shares.

The market price of our common shares may be subject to significant fluctuations.

The market price of our common shares may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;

•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;

•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

•	speculation in the press or investment community about our business or the shipping industry, and the drybulk carrier sector in particular;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	payment of dividends;

•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;

•	changes in government and other regulatory developments;

•	additions or departures of key personnel;

•	general market conditions and the state of the securities markets; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The international drybulk shipping industry has been highly unpredictable. In addition, the stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares.

If our common shares do not meet the Nasdaq Capital Market’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common shares could be delisted.

Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share. If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common shares closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common shares could be delisted.

If the market price of our common shares is below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of our common shares.

Our amended and restated articles of incorporation and amended and restated bylaws which will be in place at the time of the Spin-Off Distribution, will contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.

Our amended and restated articles of incorporation and amended and restated bylaws, which will be in place at the time of the Spin-Off Distribution, will contain certain anti-takeover provisions. These provisions will include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders’ ability to realize any potential change of control premium.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

Imperial Petroleum will be able to exert considerable control over matters on which our shareholders are entitled to vote.

In connection with the contribution of the vessels comprising our fleet to us by Imperial Petroleum, we will issue                Series A Convertible Preferred Shares to the Imperial Petroleum. These Series A Convertible Preferred Shares will vote with our common shares and each Series A Preferred Share will entitle the holder thereof to the right to cast a number of votes for all matters on which our shareholders are entitled to vote equal to the number of common shares into which such shares are convertible multiplied by 30, subject to certain limitations that will prevent the Imperial Petroleum from exercising more than 49.99% of the aggregate voting power derived from any voting security then held by the Imperial Petroleum on any matter put to shareholders. While the Imperial Petroleum has no agreement, arrangement or understanding relating to the voting of the Series A Convertible Preferred Shares, it is able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as the Imperial Petroleum continues to own a significant amount of our equity, even though the amount is less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of the Imperial Petroleum may be different from your interests.

Our common shares will rank junior to the Series A Convertible Preferred Shares with respect to dividends and amounts payable in the event of our liquidation.

Our common shares will rank junior to our Series A Convertible Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Convertible Preferred Shares for all past completed dividend periods, no dividends may be declared or paid on our common shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common shares until we have paid to holders of our Series A Convertible Preferred Shares a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends. Accordingly, the Series A Convertible Preferred Shares may adversely affect the market price of the common shares. In addition, the Series A Convertible Preferred Shares will be convertible into an aggregate of    our common shares, immediately after the spin-off.

Risk Factors Relating To The Spin-Off

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by Imperial Petroleum, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and Nasdaq requirements.

We have made allocations based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical combined financial data. However, our assumptions may prove not to be accurate, and accordingly, the historical combined financial data presented in this prospectus forms a part should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

We may have difficulty operating as an independent, publicly traded company.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to drybulk carrier industry dynamics. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all. Because our business has previously operated as part of the wider Imperial Petroleum organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

As an independent, publicly traded company, we may not enjoy the same benefits that it did as part of Imperial Petroleum.

There is a risk that, by separating from Imperial Petroleum, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Imperial

Petroleum organizational structure. As part of Imperial Petroleum, we have been able to enjoy certain benefits from Imperial Petroleum’s operating diversity, available capital for investments and opportunities to pursue integrated strategies with Imperial Petroleum’s other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to capital markets.

Our ability to meet our capital needs may be harmed by the loss of financial support from Imperial Petroleum.

The loss of financial support from Imperial Petroleum could harm our ability to meet our capital needs. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from Imperial Petroleum. However, given the smaller relative size of our company as compared to Imperial Petroleum after the spin-off, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of Imperial Petroleum. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from Imperial Petroleum.

As a newly-incorporated company, we may not have the surplus or net profits required by law to pay dividends.

We have not declared any dividends on our common shares and we may not make dividend payments in the future as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. As of June 30, 2022 our outstanding loan on our fleet was $6.8 million which was repaid in full within August 2022. However any future loan agreement either for the financing of existing vessels in our fleet or any vessel acquisitions may limit the amount of dividends we can pay under some circumstances.

The declaration and payment of any dividends on our common shares or Series A Convertible Preferred Shares will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, or our Board of Directors may determine to not declare any dividends for the foreseeable future.

We do not expect the Spin-Off Distribution to qualify for tax-free treatment under Section 355 of the Code.

For U.S. federal income tax purposes, if a corporate division, such as the Spin-Off Distribution qualifies for tax-free treatment under Section 355 of the Code, the distribution of our common shares to Imperial Petroleum’ stockholders and warrantholders would generally not be taxable as a distribution and shareholders would allocate a portion of their tax basis in their Imperial Petroleum shares to the common shares received in the Spin-Off Distribution. We do not expect to satisfy all of the requirements of Section 355 of the Code, and as such we are not treating the Spin-Off Distribution as a tax-free corporate division for U.S. federal income tax purposes. Rather, the distribution of our common shares and cash in lieu of fractional shares to Imperial Petroleum’ shareholders is expected to be taxable as a distribution for U.S. federal income tax purposes. The tax treatment of the Spin-Off Distribution is discussed below at “Tax Considerations – United States Federal Income Taxation of U.S. Holders”.

Our ability to seek a claim against Imperial Petroleum for potential liabilities relating to the operation of the vessels comprising our fleet prior to our separation from Imperial Petroleum and the Spin-Off Distribution may be limited.

In connection with the contribution to us by Imperial Petroleum of the subsidiaries that own the vessels comprising our fleet, we will agree to acquire the vessels in “as is”, “where is” condition and Imperial Petroleum will not be obligated to indemnify us for any claims made against us that arise out of or relate to the operation of the vessels comprising our fleet prior to the Spin-Off Distribution. Although we may be able to seek recourse against Imperial Petroleum in connection with claims relating to operation of the vessels comprising our fleet prior to our separation from Imperial Petroleum and the Spin-Off Distribution, there can be no assurance that such efforts would be successful. Any liabilities relating to such claims may be significant and could negatively impact our business, financial condition, cash flows and results of operations. See “Certain Relationships and Related Party Transactions – Separation Agreement.”

Certain of our directors and executive officers are director and/or executive officers of Imperial Petroleum and own shares of Imperial Petroleum common stock, which could cause conflicts of interests.

The interests of our President and Chief Executive Officer, Non-Executive Chairman and other directors and officers in Imperial Petroleum common stock and the presence of certain of Imperial Petroleum’s executives and directors on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Imperial Petroleum that could have different implications for Imperial Petroleum than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning Imperial Petroleum common stock or our directors being an executive officer and/or director of Imperial Petroleum. However, prior to consummation of the Spin-Off Distribution, we will adopt a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions with related persons.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2022:

•	on an actual basis;

•	on an as adjusted basis to give effect from July 1, 2022 to the date of this prospectus of:

a) our issuance of                common shares, par value $0.01 per share, and    Series A Convertible Preferred Shares in conjunction with the Spin-Off Distribution.

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Financial Information” included elsewhere herein.

	As of June 30, 2022 (in U.S. Dollars)
	Actual	As Adjusted
Debt:
Current portion of long term debt	992,135

Total long term debt, net of current portion	5,792,232

Total debt	6,784,367

Stockholders’ equity(1):
Capital stock	—
—Preferred Stock	—
—Additional paid-in capital	21,828,834
—Retained earnings	6,800,170

Total stockholders’ equity	28,629,004

Total capitalization	35,413,371

(1)

Under our amended and restated articles of incorporation, which will be in place at the time of the Spin-Off Distribution, we will be authorized to issue up to 2,000,000,000 common shares, par value $0.01 per share, of which                are expected to be issued and outstanding immediately after the Spin-Off Distribution, and 200,000,000 shares of preferred stock, par value $0.01 per share of which                shares are expected to be designated as Series A Convertible Preferred Shares and    issued and outstanding, and convertible into    an aggregate of                of our common shares, immediately after the Spin-Off Distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following presentation of management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this prospectus. C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022, and has not commenced operations and has nominal assets or liabilities. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus. You should also carefully read the following discussion with “Risk Factors” and “Forward-Looking Statements.” The financial statements have been prepared in accordance with U.S. GAAP.

Throughout this report, all references to “we,” “our,” “us” and the “Company” refer to C3is Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “dollars” and “$” in this report are to, and amounts are presented in, U.S. dollars.

Overview

The Company was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022. The Company was incorporated by Imperial Petroleum to serve as the holding company of two subsidiaries that will be contributed by Imperial Petroleum to the Company in connection with the Spin-Off Distribution. Imperial Petroleum will contribute these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Company, intends to distribute the Company’s common shares to holders of Imperial Petroleum common stock, and holders of Imperial Petroleum’s outstanding Warrants, on a pro rata basis on or about                , 2022. Under the registration statement of which this prospectus forms a part, the Company is applying to register the distribution of the common shares under the Securities Act of 1933. In addition, the Company has applied to have the common shares listed on the Nasdaq Capital Market under the ticker symbol “                ”. Upon consummation of the Spin-Off Distribution and the successful listing of the common shares on the Nasdaq Capital Market, the Company and Imperial Petroleum will be independent publicly traded companies with separate boards of directors and management, although, at the time of the Spin-Off Distribution, some of the directors and officers of Imperial Petroleum will hold similar positions at the Company.

The financial statements presented in this prospectus are Predecessor financial statements relating to the historical operations of the assets that will be contributed to us and that will comprise our business after the Spin-Off Distribution. The Predecessor financial statements included in this prospectus include the combined financial statements of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) for the period from March 12, 2021 (inception) to December 31, 2021 and for the six months ended June 30, 2022. European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., companies controlled by members of the Vafias family, were the vessel owning-companies of the two drybulk carriers before these were acquired by Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively.

We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders. As of the date of the Spin-Off Distribution, we will own and operate a fleet of two handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our fleet is 64,000 dwt.

There currently is no existing public trading market for our common shares. However, we are in the process of applying to have our common shares listed on the Nasdaq Capital Market under the symbol “                ”. We make no representation that such application will be approved or that our common shares trade on such market, either now or at any time in the future. The successful listing of our common shares on the Nasdaq Capital Market is subject to our fulfilling all of the requirements of the Nasdaq Capital Market.

We will actively manage the deployment of our fleet on a mix of period charters, which may include time and bareboat charters that can last up to several years, and spot market charters, which generally last from one to six months, and pools, according to our assessment of market conditions. Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. Currently, one of our drybulk carriers is operating in the spot market and one is employed on a short-term time charter expiring in December 2022.

Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, which may have a materially adverse impact on our overall financial performance. Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation of the pool. We carefully evaluate the length and the rate of the time or bareboat charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

Compared to operating in the spot market both time and bareboat period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for bareboat charters under which we are not responsible for voyage or operating expenses, while under time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the drybulk carrier charter market, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the bareboat or time charters were entered into. The proportion of time our fleet operates on bareboat charters, if any, versus time charters would affect our revenues and expenses, as vessels employed on bareboat charters generate lower revenues and expenses, because under bareboat charters we are not responsible for either voyage expenses or, unlike time charters, operating expenses, and the charter rates for bareboat charters are correspondingly lower. Profit margins for vessels employed on bareboat charters are generally somewhat lower than time charters, reflecting the lack of exposure to operational risk and the risk of operating expense increases. See “—Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels. We have not employed our vessels on bareboat charters to date, and expect that bareboat charters generally will not constitute a significant type of charter employment for our vessels in most future periods.

We will be evaluating vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, while we do not have any plans to do so in the near term, we will consider selling vessels when favorable sales opportunities present themselves in the future. If, at the time of sale, the carrying value is lower than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. We will be evaluating vessel purchase opportunities to expand our fleet, and while we do not have any plans to do so in the near term, we may also elect to sell vessels in our fleet from time to time.

•

Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•

Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days-excluding commercially idle days-during a period, by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•

Cyclicality. One of our drybulk carriers is currently operating in the spot market. Accordingly, we are exposed to prevailing charter rates in the drybulk shipping sectors when these vessels’ existing charters expire. In 2021, the BDI ranged from a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021. During 2022, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022 while it stood at 1,300 on November 15, 2022. Similarly, average handysize drybulk carrier spot rates peaked at $33,333 per day on March 25, 2022, subsequently fell at $14,667 per day on September 2, 2022, while they stood at $15,833 on November 18, 2022. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market and has been very volatile in recent years. While the global economy has begun to recover in parts of the world, driven in part by the availability of COVID-19 vaccines, the success and timing of COVID-19 containment strategies remain uncertain, particularly in light of the emergence of variants, and charter rates face significant downside risks, including in the event of renewed weakness in the global economy. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in U.S. dollars.

•

Seasonality. One of our drybulk carriers is currently operating in the spot market. Operation in the spot market, may expose us to seasonal changes in the drybulk carrier markets. For example, the market for marine drybulk transportation services is typically stronger in the fall months in anticipation of increased consumption of coal in the northern hemisphere during the winter months and the grain export season from North America. Similarly, the market for marine drybulk transportation services is typically stronger in the spring months in anticipation of the South American grain export season due to increased distance traveled by vessels to their end destination known as ton mile effect, as well as increased coal imports in parts of Asia due to additional electricity demand for cooling during the summer months. Demand for marine drybulk transportation services is typically weaker at the beginning of the calendar year and during the summer months. In addition, unpredictable weather patterns during these periods tend to disrupt vessel scheduling and supplies of certain commodities.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages are denominated, can also cause our vessel operating expenses to increase. In addition, our net income may be affected by any financing arrangements, including any potential future interest rate swap arrangements, we enter into in the future.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has caused and will likely continue to cause substantial disruptions in the global economy and trade, including reduced demand for drybulk commodities, with many countries, ports and organizations, including those where we conduct a large part of our operations, having implemented measures to combat the outbreak, such as quarantines and travel restrictions. It also negatively impacted global economic activity and demand for drybulk commodities in the second half of 2020 and 2021, and despite some recovery recently, may continue to negatively impact global economic activity and demand for drybulk commodities. The global response to the outbreak and the economic impact thereof, in particular decrease drybulk commodity demand, may adversely affect our ability to secure charters at attractive rates, particularly for our vessels operating in the spot market and with charters expiring in the near term, if the efforts to contain the pandemic are less effective than hoped and the recent improvement in economic conditions and demand for drybulk commodities falters, as demand for additional charters could continue to be affected. Our business, and the drybulk shipping industry as a whole, is also likely to be impacted by delays in crew changes as well as delays in the construction of new-build vessels, scheduled dry-dockings, intermediate or special surveys of vessels and ship repairs and upgrades, as well as reducing the availability of financing. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2021 and 2022; the increase, although not significant, was mainly related to crew medical and crew change costs, and may continue to do so. Although to date there has not been any significant effect on the Company’s operating activities, the extent to which COVID-19 will impact our future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of the pandemic and the actions to contain or treat its impact.

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues, the mix of charters our vessels are employed on and hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the handysize drybulk charter market.

We employ our vessels under time and spot charters. We may also in the future employ our vessels under bareboat charters, which provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, and may have a materially adverse impact on our overall financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil) accounted for 36.0% of total voyage expenses for the six months ended June 30, 2022 and 7.8% of total voyage expenses for the period ended December 31, 2021. Commissions on hire are paid to our manager and/or third-party brokers. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off Distribution, Imperial Petroleum pays Stealth Maritime, and after the Spin-Off Distribution we will pay Brave Maritime, a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement. As of November 15, 2022, one of the two drybulk carriers that will comprise our initial fleet, the Eco Angelbay, is operating in the spot market and the second drybulk carrier, the Eco Bushfire, is under a time charter contract ending in December 2022.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed (time, bareboat or spot charter) also affects our operating expenses because we do not pay the operating expenses of vessels that we deploy on bareboat charters. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During each of the six months ended June 30, 2022 and a portion in the period from March 12, 2021 (inception) to December 31, 2021, we paid Brave Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates will remain the same after the Spin-off Distribution, under our new management agreement with Brave Maritime that we will enter into prior to the completion of the Spin-Off Distribution. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off Distribution, Imperial Petroleum pays Stealth Maritime for these services pursuant to its management agreement with Stealth Maritime at the same fee levels, and Stealth Maritime subcontracts these services to Brave Maritime. Our Manager will also receive a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf, excluding vessels contributed as it will be the case of the spin- off. From these management fees paid to Brave Maritime, Brave Maritime pays one technical manager that is responsible for the technical management of some of our vessels that are not technically managed by Brave Maritime on a day-to-day basis.

General and Administrative Expenses

In the future we expect to incur general and administrative expenses that will consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’

insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Brave Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Brave Maritime. For our compensation expenses, pursuant to our management agreement, we will initially reimburse Brave Maritime for its payment of the compensation of our executive officers for the first 12 months following the spin- off and then our Board will agree upon any further management compensation. We expect the aggregate cash compensation to our officers in the first year following the Spin-Off Distribution to be approximately €0.4 million.

Inflation

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, which would increase the interest rates payable under any floating rate financing agreements we enter into in the future. To date inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead. Inflation has been increasing throughout the world economy and if these conditions continue could result in further increased operating and financing expenses.

Depreciation and Dry docking

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. We depreciate our vessels on a straight-line basis, from the date they were originally built over their estimated useful lives, determined to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results.

Interest Expense and Finance Costs

As of June 30, 2022, there was $6.8 million of outstanding bank debt, net of deferred finance charges, secured by the vessels in our initial fleet, which was repaid in full in August 2022. At the time of the Spin-Off Distribution, we do not expect to have any outstanding indebtedness. We expect, however, to incur indebtedness, on which we will incur interest expenses, under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels we may agree to acquire. We may also incur indebtedness secured by the vessels in our initial fleet. We will also incur financing costs in connection with establishing those facilities, which will be deferred and amortized over the period of the facility, which we will also include in interest expense.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our financial statements included elsewhere herein.

Impairment or disposal of long-lived assets:

We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. On a quarterly basis, in case an impairment indicator exists, we perform an analysis of the anticipated undiscounted future net cash flows of our long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of operations.

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

Based on the carrying value of each of our vessels held for use as of June 30, 2022 and as of December 31, 2021 and based on what we believe the charter-free market values of each of these vessels was as of these dates, all two of our owned vessels in the water had current carrying values below their market values, therefore there was no indication of impairment. We believe that the aggregate carrying value of these vessels, assessed separately, was lower than their aggregate charter-free market value by approximately $12.3 million and $7.8 million as of June 30, 2022, and December 31, 2021, respectively.

Vessel depreciation:

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We believe that a 25-year depreciable life is consistent with other drybulk vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. The estimated useful life and scrap value are considered critical accounting estimates. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred during the period from March 12, 2021 to December 31, 2021 and during the six-month period ended June 30, 2022 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•

our auditor not being required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Results of Operations

Six months ended June 30, 2022 compared to the period from March 12, 2021 (inception) to June 30, 2021

The average number of vessels in our fleet was 1.31 for the six months ended June 30, 2022 and 0.53 for the period from March 12, 2021 (inception) to June 30, 2021, respectively. The average number of vessels, and the longer duration of the 2022 period, which reflects six months of operations, compared to the 2021 period, which reflects just over three months of operations, were the significant drivers of differences in results of operations between the two periods, in addition to the factors discussed below.

REVENUES—Voyage revenues for the six months ended June 30, 2022 were $6.7 million compared to $2.0 million for the period from March 12, 2021 (inception) to June 30, 2021, an increase of $4.7 million, primarily due to the increase in the calendar days of our fleet and an increase in market rates. Total calendar days for our fleet were 236 for the six months ended June 30, 2022 compared to 97 for the period from March 12, 2021 (inception) to June 30, 2021. Of the total calendar days in the 2022 period, 191 or 80.9% were time charter days and 45 or 19.1% were spot days. Of the total calendar days in the period from March 12, 2021 (inception) to June 30, 2021, 91 or 93.8% were time charter days with no spot days. Our fleet operational utilization was 81.0% and 93.8% for the six months ended June 30, 2022 and period from March 12, 2021 (inception) to June 30, 2021, respectively.

VOYAGE EXPENSES—Voyage expenses were $0.5 million for the six months ended June 30, 2022 compared to $0.2 million for the period from March 12, 2021 (inception) to June 30, 2021. This increase of voyage expenses by $0.3 million, is attributable to the increase in the calendar days of our fleet and the increase of our operation in the spot market for which we incur voyage costs. For the six months ended June 30, 2022, our bunker charges were $0.18 million, corresponding to 36.0% of total voyage expenses, compared to $0.03 million corresponding to 15.0% of total voyage expenses for the period from March 12, 2021 (inception) to June 30, 2021. Voyage expenses also included commission to third parties which were $0.32 million for the six months ended June 30, 2022, equivalent to 64.0% of total voyage expenses. For the period from March 12, 2021 (inception) to June 30, 2021, voyage expenses also included commission to third parties which were $0.10 million, equivalent to 50.0% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $1.6 million for the six months ended June 30, 2022 compared to $0.5 million for the period from March 12, 2021 (inception) to June 30, 2021 , an increase of $1.1 million, or 220%. The increase in operating expenses was primarily due to the increase in the calendar days of our fleet.

DRY DOCKING COSTS—Dry docking costs were $0.7 million for the six months ended June 30, 2022 compared to nil for the period from March 12, 2021 (inception) to June 30, 2021. During the six month period ended June 2022, one of our vessels, the Eco Bushfire underwent drydocking along with water ballast treatment system fitting. No drydocking took place during 2021.

MANAGEMENT FEES—RELATED PARTY—Management fees – related party were $0.1 million for the six months ended June 30, 2022 and $0.01 million for the period from March 12, 2021 (inception) to June 30, 2021 respectively. The $0.09 million increase in management fees, was due to Brave Maritime undertaking technical management of one of our vessels, which was previously under third party technical management. The daily management fee per vessel is $440 per day for vessels under time and spot charter.

DEPRECIATION—Depreciation expenses for the six months ended June 30, 2022 and the period from March 12, 2021 (inception) to June 30, 2021 were $0.5 million and $0.1 million, respectively. The change is attributable to the increase in the average number of owned vessels.

NET INCOME—As a result of the above factors, we recorded a net income of $3.2 million for the six months ended June 30, 2022, compared to a net income of $1.1 million for the period from March 12, 2021 (inception) to June 30, 2021.

Period from March 12, 2021 (inception) to December 31, 2021

The average number of vessels in our fleet was 0.77 for the period from March 12, 2021 (inception) to December 31, 2021.

REVENUES—Voyage revenues for the period from March 12, 2021 (inception) to December 31, 2021 were $6.3 million. Total calendar days for our fleet were 281 for the period from March 12, 2021 (inception) to December 31, 2021. Of the total calendar days in the 2021 period, 275 or 97.9% were time charter days. Our fleet operational utilization was 97.9% for this period.

VOYAGE EXPENSES—Voyage expenses were $0.4 million for the period from March 12, 2021 (inception) to December 31, 2021. Voyage expenses mainly included commissions to third parties of $0.3 million, corresponding to 75.0% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $1.5 million for the period from March 12, 2021 (inception) to December 31, 2021 or $5,492 per calendar day.

DRY DOCKING COSTS—Dry docking costs were $0.1 million for the period from March 12, 2021 (inception) to December 31, 2021 related to the preparation for dry docking of the dry bulk carrier Eco Bushfire.

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.1 million for the period from March 12, 2021 (inception) to December 31, 2021. The daily management fees per vessel is $440 per day for vessels under time and spot charter. This rate charge is effective from June 1, 2021 onwards as prior to this the vessel was managed by a third party.

DEPRECIATION—Depreciation expenses for the period from March 12, 2021 (inception) to December 31, 2021 were $0.4 million.

NET INCOME—As a result of the above factors, we recorded net income of $3.6 million for the period from March 12, 2021 (inception) to December 31, 2021.

Liquidity and Capital Resources

As of June 30, 2022, we had cash and cash equivalents of $1.8 million and $0.7 million in restricted cash.

Our principal sources of funds for our liquidity needs are cash flows from operations and bank borrowings. Potential additional sources of funds may potentially include equity offerings and bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements.

Our liquidity needs, as of June 30, 2022, primarily relate to funding expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.

As of June 30, 2022, we had outstanding debt of $6.8 million which was repaid in full in August 2022. We expect to incur indebtedness in the future to finance the growth of our fleet. We may also incur indebtedness secured by the two vessels in our initial fleet.

We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our current operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.

Our dividend policy will also affect our liquidity position. See “Dividend Policy.” We will also have approximately                Series A Convertible Preferred Shares outstanding after the Spin-Off Distribution, which will have a dividend rate of 5.00% per annum per $25.00 of liquidation preference per share.

Cash Flows

As of June 30, 2022, we had a working capital surplus of $7.2 million. Our cash balance amounted to $1.8 million and our restricted cash amounted to $0.7 million. As of December 2021, our cash balance amounted to $0.02 million and our restricted cash amounted to $0.8 million.

Net cash provided by operating activities—was $1.5 million for the six months ended June 30, 2022 and $0.006 million for the period from March 12, 2021 (inception) to June 30, 2021. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in the six months ended June 30, 2022 compared to the period from March 12, 2021 (inception) to June 30, 2021 by $1.5 million mainly due to an increase in net income. Net cash used in operating activities was $0.01 million for the period from March 12, 2021 (inception) to December 31, 2021.

Net cash used in investing activities—was $16.0 million for the six months ended June 30, 2022 and $11.5 million for the period from March 12, 2021 (inception) to June 30, 2021. Both amounts represent capital deployed for the acquisition of our vessels. For the period from March 2021 (inception) to December 2021, our net cash used in investing activities amounted to $11.6 million relating to capital deployed for vessel acquisitions.

Net cash provided by financing activities— was $16.2 million for the six months ended June 30, 2022 and $11.5 million for the period from March 12, 2021 (inception) to June 30, 2021. Both amounts related to equity contributed in order to finance vessel acquisitions. For the period from March 2021 (inception) to December 2021, our net cash provided by financing activities amounted to $12.4 million relating to net equity contributed amounting to $5.1 million and proceeds from bank borrowings amounting to $7.3 million.

As and when we identify assets that we believe will provide attractive returns, we generally expect to enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we may in the future borrow under credit facilities secured by previously unencumbered vessels in our then-existing fleet.

We may make capital expenditures from time to time in connection with our vessel acquisitions. As of the date of this prospectus, we do not have any agreements to acquire additional vessels or for any other material capital expenditures. Please refer to section above “Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and possible capital commitments.

Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2021, the BDI registered a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021.

Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the drybulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in tonne-mile demand for drybulk carriers grew by 4.2%, resulting in a drop of about 61% in the value of the BDI over the period. In 2021, the total size of the drybulk fleet rose by about 3.6%, compared to demand growth of 3.8%, which resulted in a 176% increase in the BDI. According to preliminary industry estimates, the total size of the drybulk fleet is expected to rise by about 2.8% in 2022, compared to tonne-mile demand growth of 0.7%.

Meanwhile, the war in Ukraine has amplified the volatility in the drybulk market with the BDI ranging since the beginning of the year between 965 and 3,369 Specifically, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022 while it stood at 1,553 on September 16, 2022. Similarly, average handysize drybulk carrier spot rates peaked at $33,333 per day on March 25, 2022, subsequently fell at $14,667 per day on September 2, 2022, while they stood at $15,917 on September 16, 2022. In the short term, the effect of the invasion of Ukraine has been mildly positive for the drybulk market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia will need to be substituted by cargoes from different sources.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the drybulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the drybulk freight market and our business would be difficult to predict. Historically, a positive relationship is registered between global inflation and drybulk vessel freight rates, and therefore the inflationary trends have not, and we do not expect them to have, a material impact on our results of operations. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. Our vessels have made three voyages for a total of 16 days in 2022 carrying cargoes originating in the Russian ports of St. Petersburg and Ust-Luga and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries, to the extent permitted by sanctions. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries. Another potential area of impact has to do with the crewing of our vessels, as Ukraine, Russia and Belarus are all major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market. See “Risk Factors—Regulatory and legal risks as a result of our global operations, including with respect to sanctioned countries, could have a material adverse effect on our business, results of operations and financial conditions.”

Since its outbreak in late 2019, the COVID-19 pandemic has caused severe global disruptions and may continue to affect the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. The reopening of the global economy and consequent increased demand across key drybulk commodities has positively affected our revenues. However, there is still high uncertainty on how the pandemic will evolve, with new variants emerging, forcing governments in affected countries to impose travel bans, quarantines and other emergency public health measures depending on the severity of the situation on each case. The zero-covid policy lockdowns in certain cities in China have caused disruptions in the country’s production and supply chain and further continuation or expansion of these lockdowns may have an adverse impact on the global economy, including volatility in the market for drybulk commodities. The long-term impacts on the drybulk sector remain uncertain. An increase in the severity or duration or a resurgence of the COVID-19 pandemic could have an adverse impact on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets and the fair values of the Company’s vessels.

See “Business—The Drybulk Shipping Industry.”

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated pro forma effects of the Spin-Off Distribution based on the historical results of operations of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. were the owning companies of the vessels Eco Bushfire and Eco Angelbay (the “Vessels”), respectively, up to the date these vessels were acquired by subsidiaries of Imperial Petroleum.

The accompanying unaudited pro forma condensed combined financial information gives effect to:

•	transaction accounting adjustments relating to the acquisition of the Vessels by Imperial Petroleum which mainly reflect the prices the Vessels were acquired by Imperial Petroleum

•	transaction accounting adjustments relating to the Spin-Off Distribution mainly relating to certain expenses attributable to the Spin-Off Distribution

•

autonomous entity adjustments relating to the Spin-Off Distribution that reflect incremental expenses or other changes necessary to reflect C3is inc. Predecessor’s financial condition and results of operations as if it were a separate stand-alone entity.

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of the Vessels by Imperial Petroleum and to the Spin-Off Distribution as if they had occurred on June 30, 2022 and the unaudited pro forma condensed combined statements of income give effect to the acquisition of the Vessels by Imperial Petroleum and to the Spin-Off Distribution as if they had occurred from the inception date of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc.

The unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of operating results that would have been achieved had the acquisition of the Vessels by Imperial Petroleum and the Spin-Off Distribution been completed at the dates indicated and does not intend to project the future financial results of C3is Inc. after the Spin-Off Distribution. The unaudited pro forma condensed combined balance sheet does not purport to reflect what the Company’s financial condition would have been had the acquisition of the Vessels by Imperial Petroleum abd the Spin-Off Distribution been completed on June 30, 2022 or for any future or historical period.

The unaudited pro forma condensed combined financial information presented below should be read in conjunction with the following information:

•	Notes to the unaudited pro forma condensed combined financial information.

•	Audited financial statements of C3is Inc. Predecessor as of and for the period ended December 31, 2021 included in this prospectus.

•	Unaudited condensed combined interim financial statements of C3is Inc. Predecessor as of and for the six months ended June 30, 2022 included in this prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet	As of June 30, 2022
	C3is Inc. Predecessor	Transaction accounting adjustments		C3is Inc. Predecessor – Post acquisition by imperial Petroleum	Transaction accounting adjustments	Autonomous entity adjustments	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	1,813,182	(1,813,182	) 3(a)	—	—	—	—
Restricted cash	201,937	(201,937	) 3(a)	—	—	—	—
Trade and other receivables	883,447	(883,447	) 3(a)	—	—	—	—
Due from related party	6,174,527	(6,174,527	) 3(a)	—	—	—	—
Advances and prepayments	43,678	(43,678	) 3(a)	—	—	—	—
Inventories	109,279	—		109,279	—	—	109,279

Total current assets	9,226,050	(9,116,771)		109,279	—	—	109,279

Non current assets
Vessels, net	26,693,338	12,306,662	3(a)	39,000,000	—	—	39,000,000
Restricted cash	500,000	(500,000	) 3(a)	—	—	—	—
Total non current assets	27,193,338	11,806,662		39,000,000	—	—	39,000,000

Total assets	36,419,388	2,689,891		39,109,279	—	—	39,109,279

Unaudited Pro Forma Condensed Combined Balance Sheet	As of June 30, 2022
	C3is Inc. Predecessor	Transaction accounting adjustments		C3is Inc. Predecessor – Post acquisition by imperial Petroleum	Transaction accounting adjustments		Autonomous entity adjustments	Pro Forma Combined
Liabilities and equity
Current liabilities
Trade accounts payable	607,279	(607,279	) 3(a)	—	—		—	—
Current portion of long-term debt	992,135	(992,135	) 3(a)	—	—		—	—
Deferred income	103,594	(103,594	) 3(a)	—	—		—	—
Accrued and other liabilities	295,144	(295,144	) 3(a)	—	—		—	—

Total current liabilities	1,998,152	(1,998,152)		—	—		—	—

Long-term debt	5,792,232	(5,792,232	) 3(a)	—	—		—	—

Total non-current liabilities	5,792,232	(5,792,232)		—	—		—	—

Total liabilities	7,790,384	(7,790,384)		—	—		—	—
Equity
Common stock	—	—		—	XXX	3(e)	—	XXX
Preferred stock	—	—		—	XXX	3(e)	—	XXX
Additional paid-in capital	21,828,834	12,306,662	3(a)	39,109,279	XXX	3(e)	—	XXX
		4,973,783	3(a)
Retained earnings	6,800,170	(6,800,170	) 3(a)	—	—		—	—
Equity	28,629,004	10,480,275		39,109,279	XXX		—	XXX

Total liabilities and equity	36,419,388	2,689,891		39,109,279	XXX		—	XXX

Unaudited Pro Forma Condensed Statement of Comprehensive Income	For the six- month period ended June 30, 2022
	C3is Inc. Predecessor	Transaction accounting adjustments		C3is Inc. Predecessor – Post acquisition by imperial Petroleum	Transaction accounting adjustments	Autonomous entity adjustments		Pro Forma Combined
Revenues
Revenues	6,698,342	—		6,698,342	—	—		6,698,342

Total revenues	6,698,342	—		6,698,342	—	—		6,698,342

Expenses
Voyage expenses	548,886	—		548,886	—	—		548,886
Vessels’ operating expenses	1,550,548	—		1,550,548	—	—		1,550,548
Vessels’ operating expenses – related party	12,000	—		12,000	—	—		12,000
Dry-docking costs	709,698	—		709,698	—	—		709,698
Depreciation	479,171	330,144	3(b)	809,315	—	—		809,315
Management fees – related party	104,280	—		104,280	—	—		104,280
General and administrative expenses	—	—		—	—	675,400	3(c)	675,400
Total expenses	3,404,583	330,144		3,734,727	—	675,400		4,410,127

Income from operations	3,293,759	(330,144)		2,963,615	—	(675,400)		2,288,215

Other (expenses) / income
Interest and finance costs	(108,464)	—		(108,464)	—	—		(108,464)
Interest income	331	—		331	—	—		331
Foreign exchange gain	5,844	—		5,844	—	—		5,844

Other expenses, net	(102,289)	—		(102,289)	—	—		(102,289)

Net income	3,191,470	(330,144)		2,861,326	—	(675,400)		2,185,926

Unaudited Pro Forma Condensed Statement of Comprehensive Income	For the period ended December 31, 2021
	C3is Inc. Predecessor	Transaction accounting adjustments		C3is Inc. Predecessor – Post acquisition by imperial Petroleum	Transaction accounting adjustments		Autonomous entity adjustments		Pro Forma Combined
Revenues
Revenues	6,272,431	—		6,272,431	—		—		6,272,431

Total revenues	6,272,431	—		6,272,431	—		—		6,272,431

Expenses
Voyage expenses	365,339	—		365,339	—		—		365,339
Vessels’ operating expenses	1,531,278	—		1,531,278	—		—		1,531,278
Vessels’ operating expenses – related party	12,000	—		12,000	—		—		12,000
Dry-docking costs	138,780	—		138,780	—		—		138,780
Depreciation	441,749	450,090	3(b)	891,839	—		—		891,839
Management fees – related party	94,160	—		94,160	—		—		94,160
General and administrative expenses	35,021	—		35,021	500,000	3(d)	1,350,800	3(c)	1,885,821
Total expenses	2,618,327	450,090		3,068,417	500,000		1,350,800		4,919,217

Income from operations	3,654,104	(450,090)		3,204,014	(500,000)		(1,350,800)		1,353,214

Other (expenses) / income
Interest and finance costs	(45,623)	—		(45,623)	—		—		(45,623)
Foreign exchange gain	219	—		219	—		—		219

Other expenses, net	(45,404)	—		(45,404)	—		—		(45,404)

Net income	3,608,700	(450,090)		3,158,610	(500,000)		(1,350,800)		1,307,810

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Description of the Spin-Off Distribution

As described more fully elsewhere in this prospectus, the Company was incorporated by Imperial Petroleum to serve as the holding company of two subsidiaries that will be contributed by Imperial Petroleum to the Company. Imperial Petroleum will contribute these subsidiaries to the Company, and, as the sole shareholder of the Company, intends to distribute the Company’s common shares to stockholders and warrantholders of Imperial Petroleum.

2.	Accounting Policies

The pro forma adjustments needed for the preparation of the unaudited pro forma condensed combined financial information, were applied to the historical audited financial statements of C3is Inc. Predecessor which were prepared under U.S. GAAP. The resulting pro forma condensed combined financial information has not been audited.

3.	Pro Forma Adjustments

(a)	During September 2022 and October 2022, subsidiaries of Imperial Petroleum acquired from European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. acquired the vessels Eco Bushfire and Eco Angelbay, respectively, along with inventory on board the vessels (the “Acquisition’). To give effect to this transaction, Vessels’ net and equity increased by $12.3 million as of June 30, 2022 as a result of the difference between the acquisition price of the Vessels and their carrying balance as determined in the agreements entered into between European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. and the subsidiaries of Imperial Petroleum. In addition, all the assets, liabilities and retained earnings of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. not acquired or assumed by the subsidiaries of Imperial Petroleum have been eliminated. No financing agreement was entered into by Imperial Petroleum to finance this acquisition.

b)	Represents the change in depreciation expense as a result of the Acquisition

	SIX MONTHS ENDED JUNE 30, 2022	PERIOD ENDED DECEMBER 31, 2021
Depreciation based on purchase prices of vessels by Imperial(i)	$809,315	$891,839
Historical depreciation of vessel(ii)	479,171	441,749

	$330,144	$450,090

(i)

computed based on the purchase prices of the vessels of $39.0 million allocated to the vessels in purchase accounting, which were depreciated using an estimated useful life of 25 years from the date of initial delivery from the shipyard.

(ii)	computed based on the historical cost of $27.6 million depreciated using an estimated useful life of 25 years from the date of initial delivery from the shipyard.

(c)	This adjustment reflects the incremental amounts, i.e. in excess of the amounts included in the historical combined financial statements, that we expect to reimburse Brave Maritime:

i)	to lease office space amounting to $58,800 for the period ended December 31, 2021 and $29,400 for the six months ended June 30, 2022,

ii)

for its payment of the compensation of our executive officers following the Spin-Off Distribution amounting to $392,000 for the period ended December 31, 2021 and $196,000 for the six months ended June 30, 2022, as well as the incremental costs relating to general and administrative expenses expected to be incurred as if C3is Inc. was a separate stand-alone entity amounting to $900,000 for the period ended December 31, 2021 and $450,000 for the six months ended June 30, 2022.

(d)	This adjustment reflects estimated non-recurring expenses relating to accounting, legal and consulting fees that are directly attributable to the Spin-Off Distribution.

(e)	This adjustment reflects the estimated issuance of XXX common shares and XXX Series A Convertible Preferred Shares in conjunction with the Spin-Off Distribution.

BUSINESS

History and Development of the Company

C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022. The Company was incorporated by Imperial Petroleum to serve as the holding company of two subsidiaries that will be contributed by Imperial Petroleum to the Company in connection with the Spin-Off Distribution. Imperial Petroleum will contribute these subsidiaries to the Company prior to the Spin-Off Distribution, and, as the sole shareholder of the Company, intends to distribute all of the Company’s common shares to holders of Imperial Petroleum common stock, and holders of Imperial Petroleum’s outstanding Warrants, on a pro rata basis on or about                 , 2022. Under the registration statement of which this prospectus forms a part, the Company is applying to register the distribution of the common shares under the Securities Act of 1933. In addition, the Company has applied to have the common shares listed on the Nasdaq Capital Market under the ticker symbol “                ”. Upon consummation of the Spin-Off Distribution and the successful listing of the common shares on the Nasdaq Capital Market, the Company and Imperial Petroleum will be independent publicly traded companies with separate boards of directors and management, although, at the time of the Spin-Off Distribution, some of the directors and officers of Imperial Petroleum will hold similar positions at the Company.

We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders. and commodities traders. As of the date of the Spin-Off Distribution, we will own and operate a fleet of two handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our fleet is 64,000 dwt.

There currently is no existing public trading market for our common shares. However, we are in the process of applying to have our common shares listed on the Nasdaq Capital Market under the symbol “                ”. We make no representation that such applications will be approved or that our common shares will trade on such market, either now or at any time in the future. The successful listing of our common shares on the Nasdaq Capital Market is subject to our fulfilling all of the requirements of the Nasdaq Capital Market.

Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. We will establish a website prior to the completion of the Spin-Off Distribution, at www.[                 ].com. The information contained on or linked to from our website is not incorporated herein by reference.

Background and Purpose of the Spin-Off Distribution

The Company was incorporated on July 25, 2022 to serve as a holding company for all drybulk carriers owned, directly or indirectly, by Imperial Petroleum. Before the Spin-Off Distribution, Imperial Petroleum owns and operates both product tankers and crude oil tankers and drybulk carriers. After the Spin-Off Distribution, Imperial Petroleum will own only tankers, and the Company will own only drybulk carriers, although Imperial Petroleum and C3is may in the future consider expansion into these or other seaborne transportation sectors. Historically, “pure play” ship-owning companies generally have tended to trade at levels that suggest higher valuations than ship-owning companies with mixed asset classes. Since the Spin-Off Distribution will result in two “pure play” companies, Imperial Petroleum and the Company expects that the Spin-Off Distribution will result in an increase of shareholder value if the aggregate trading value of the two separate entities exceeds that of the trading value of Imperial Petroleum before the Spin-Off Distribution as historical trends suggest. The Imperial Petroleum Board of Directors received presentations from its financial advisor that noted the foregoing trends and information. After the Spin-Off Distribution, the Company expects that it will initially focus solely on drybulk carriers, with the aim of acquiring additional vessels and growing; although it does not currently have any agreements or commitments to acquire additional vessels.

Mechanics of the Spin-Off Distribution

Prior to effecting the Spin-Off Distribution, Imperial Petroleum will contribute to the Company its interests in two of its subsidiaries in exchange for                 of our common shares, representing all of the Company’s issued and outstanding stock as of that time. Imperial Petroleum then intends to make a special dividend of 100% of the Company’s outstanding common shares to holders of Imperial Petroleum’ common stock and Warrants as of the record date of the special dividend. Based on                shares of Imperial Petroleum common stock outstanding as of the record date of the special dividend, we expect that holders of Imperial Petroleum common stock will receive one C3is common share for every                shares of Imperial Petroleum common stock or Warrants owned by such shareholders.

If an Imperial Petroleum shareholder holds fewer than                shares of Imperial Petroleum common stock as of the record date, it will not receive any of our common shares because fractional common shares will not be distributed to Imperial Petroleum shareholders. Instead, in the case of registered shareholders, the distribution agent will aggregate fractional common shares into whole shares, sell the whole shares into the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales, net of brokerage fees and other costs, pro rata, based on the fractional common share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the Spin-Off Distribution. Holders of Imperial Petroleum common stock that hold shares through a bank, broker, or nominee shall receive cash in lieu of fractional common shares, if any, determined in accordance with the policies of such bank, broker, or nominee. The distribution agent, in its sole discretion, without any influence by Imperial Petroleum or us, will determine when, how, through which broker dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of Imperial Petroleum or us. If you receive cash in lieu of fractional common shares you will not be entitled to any interest on the payments.

The aggregate net cash proceeds of these sales generally will be taxable for U.S. federal income tax purposes. See “Tax Considerations” for an explanation of the tax consequences of the distribution. If you physically hold certificates for Imperial Petroleum common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately eight business days from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Imperial Petroleum common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds from the sales and will electronically credit your account for your share of such proceeds. Imperial Petroleum shareholders should consult their bank or broker for further detail.

Prior to the Spin-Off Distribution, Imperial Petroleum will deliver 100% of the Company’s issued and outstanding common shares to the distribution agent. American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for the Company’s common shares.

Holders of Imperial Petroleum common stock and holders of Imperial Petroleum’s outstanding Warrants as of the close of business on                , 2022, will have C3is common shares that they are entitled to receive issued to their account as follows:

•

Registered shareholders. If shares of Imperial Petroleum common stock or Imperial Petroleum Warrants are held directly through Imperial Petroleum’s transfer agent, American Stock Transfer & Trust Company, the holder is a registered stockholder. In this case, the distribution agent will credit the common shares received in the Spin-Off Distribution by way of direct registration in book-entry form to a new account with the Company’s transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders. Registered shareholders will be able to access information regarding their book-entry account holding their shares at                 .

•

Commencing on or shortly after the distribution date, the distribution agent will mail to registered shareholders an account statement that indicates the number of the Company’s common shares that have been registered in book entry in the registered shareholder’s name. The Company expects it will take the distribution agent up to two weeks after the distribution date to complete the distribution of the common shares and mail statements of holding to all registered shareholders.

•

“Street name” or beneficial shareholders. Most Imperial Petroleum shareholders and warrantholders hold their shares of Imperial Petroleum common stock and Warrants beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records the shareholder’s name on its books. Shareholders who own shares of Imperial Petroleum common stock or Warrants through a bank, broker or other nominee will have their accounts credited with the common shares received in the Spin-Off Distribution on or shortly after the distribution date. The Company encourages such holders to contact their bank, broker or other nominee with any questions concerning the mechanics of having shares held in “street name.”

Holders of Imperial Petroleum common stock or Warrants will not be required to pay for the common shares of the Company received as the special dividend or to tender or surrender their Imperial Petroleum common stock or Imperial Petroleum Warrants. If an Imperial Petroleum shareholder holds shares of Imperial Petroleum or an Imperial Petroleum warrantholder holds Warrants at the close of business on the record date for the special dividend, the holder’s brokerage account (for shares held through a brokerage account) or account at the transfer agent (for shares held directly) will be credited with the appropriate number of common shares of the Company on the distribution date of the special dividend, subject to the shareholder providing to Imperial Petroleum any required information and subject to the timing and receipt of any necessary regulatory and corporate approvals. The number of shares of Imperial Petroleum common stock owned by a shareholder of Imperial Petroleum or the number of Imperial Petroleum’s Warrants owned by a warrant holder will not change as a result of the special dividend, and Imperial Petroleum common stock of will continue to trade on the Nasdaq Capital Market under the symbol “IMPP”.

U.S. holders of Imperial Petroleum shares will have an initial tax basis in the shares received in the Spin-Off Distribution that will be determined by the trading price of the common shares at the time of the Spin-Off Distribution. The tax treatment of the Spin-Off Distribution is discussed below in “Tax Considerations – United States Federal Income Taxation of U.S. Holders.”

The Spin-Off Distribution and the transfer of Imperial Petroleum’s drybulk vessel-owning subsidiaries to us is subject to, among other things, the approval of Imperial Petroleum’s Board of Directors, approval of our request for our common shares to be listed on Nasdaq and the effectiveness of the registration statement of which this prospectus forms a part. The fulfillment of the foregoing conditions will not create any obligation on the part of Imperial Petroleum to effect the Spin-Off Distribution. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. Imperial Petroleum has the right not to complete the Spin-Off Distribution if, at any time, the board of directors of Imperial Petroleum determines, in its sole discretion, that the Spin-Off Distribution is not in the best interests of Imperial Petroleum or its stockholders, or that market conditions are such that it is not advisable to effect the Spin-Off Distribution.

Business Overview

Our fleet consists of two handysize drykbulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our fleet is 64,000 dwt. Please see information in the section “Our Fleet”, below.

Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Brave Maritime.

Our Fleet

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Eco Bushfire	2011	Japan	32,000	Handysize drybulk carrier	Time Charter	$23,000	December 2022
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Spot
			64,000 dwt

(1)	Earliest date charter could expire.

We plan to expand our fleet by investing in high-quality, Japanese or Korean-built drybulk carriers, which may include vessels in class sizes ranging from Handysize class vessels of 28,000-40,000 dwt to Capesize class vessels of 100,000+ dwt. We may also acquire vessels in these or other seaborne transportation sectors in addition to the drybulk sector, under favorable market conditions. We do not, however, currently have any agreements or commitments to acquire additional vessels. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.

We will deploy our fleet on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions. As of November 15, 2022, one of the two drybulk carriers that will comprise our initial fleet, the Eco Angelbay, is operating in the spot market and the second drybulk carrier, the Eco Bushfire, is under a time charter contract expiring in December 2022.

We refer you to the risk factor entitled “The market values of our vessels may decline and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements” and the discussion in the section of this prospectus entitled “Risk Factors – Industry Risk Factors”.

Commercial and Technical Management of Our Fleet

Prior to the Spin-off Distribution, we will enter into a management agreement with Brave Maritime, pursuant to which Brave Maritime will provide us with technical, administrative, commercial and certain other services. Brave Maritime is a leading ship-management company based in Greece, established in 1987 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Brave Maritime will be responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Brave Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase.

Under the management agreement with Brave Maritime, which will be in place prior to the Spin-off Distribution, we will pay Brave Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We will pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We will also be obligated to pay Brave Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Brave Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf.

The initial term of our management agreement with Brave Maritime will expire on December 31, 2026. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods.

For additional information about the management agreement, including the calculation of management fees and termination provisions, see “Certain Relationships and Related Party Transactions—Management and Other Fees.”

Crewing and Employees

Brave Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2021 and to date in 2022, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., based in Manila, was responsible for providing the crewing of our fleet, under Brave Maritime’s technical management. These responsibilities include training, compensation, transportation and additional insurance of the crew.

Chartering of the Fleet

We, through Brave Maritime, manage the employment of our fleet. We deploy our vessels on period charters, including time and bareboat charters that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time, but could also occasionally include optional periods giving charterers the right to extend the charter. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk charter rates, although we are then exposed to the risk of declining drybulk charter rates. Typically spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. We will deploy our fleet on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions. As of November 15, 2022, one of the two drybulk carriers that will comprise our initial fleet, the Eco Angelbay, is operating in the spot market and the second drybulk carrier, the Eco Bushfire, is under a time charter contract expiring in December 2022.

Our drybulk carriers trade globally. Some of the areas where we usually operate are the Middle East- Far East range, the Mediterranean, North West Europe range, Africa, USA and Latin America. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include national, major and other independent companies and commodities traders, and industrial users of those products. For the period ended December 31, 2021 and the six months ended June 30, 2022, we had two customers account for 99.6% and 86.0%, respectively, of our total revenues. In addition, any vessels employed under bareboat charter in the future may be sub-chartered to third parties.

While our fleet’s average age is slightly below the average age of the drybulk carrier fleet, as our vessels age we may have difficulty competing with younger, more technologically advanced drybulk carriers for charters from top-tier charterers. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from other charterers.

Dry-BMS (RightShip Standards)

This program is designed to allow ship managers to measure their SMS against agreed industry standards, with the aim of improving fleet performance and risk management. This will ensure that policies align with the industry’s best practice to both advance our vessels’ performance and attain high standards of health, safety, security and pollution prevention. The draft guidelines focus on 30 areas of management practice across the four most serious risk areas faced in vessel operations: performance, people, plant and process. This grades the excellence of a company’s SMS against measurable expectations and targets without involving the burdens of excessive inspections. This standard is not meant to replace any pre-existing system or rule but rather to enhance their existing application and raise the levels of excellence achieved. The minimum benefits of this venture would (a) cover all relevant ship management issues in one document, (b) be relevant to the entire dry bulk shipping industry worldwide, (c) complement other statutory requirements and industry guidance and (d) be frequently evaluated to drive continuous improvement across the management companies on an international level.

Environmental and other Regulations

Government regulations significantly affect the ownership and operation of our vessels. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which they may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulations—International Maritime Organization (“IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the MARPOL, which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.

In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI set limits on SOx and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on emissions. Options for complying with the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI.

In October 2008, the IMO adopted amendments to Annex VI, and the United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements.

We currently have no committed capital expenditure obligations or plans for the installation of scrubbers on our vessels.

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (“SDR”) plus 631 SDR for each additional gross ton over 5,000. For a vessel over 140,000 gross tons, liability is limited to 89.77 million SDR. The SDR is an International

Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

The IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal International Oil Pollution Prevention (“IOPP”) survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with IOPP certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has ballast water treatment systems installed and has been issued with an International Ballast Water Management Certificate by the classification society with respect to the applicable IMO regulations and guidelines. –The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA broadly defines these other damages to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

The current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,300 per gross ton or $19,943,400, subject to adjustment for inflation by the United States Coast Guard every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject as discussed above. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Environmental Regulations—Other Environmental Initiatives

The EU has adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority.

On March 23, 2012, the United States Coast Guard adopted ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next dry docking date. As of the date of this report, the United States Coast Guard has approved forty Ballast Water Treatment Systems. A list of approved equipment can be found on the Coast Guard Maritime Information Exchange web page. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

Climate Control Initiatives

Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. Draft MARPOL amendments released in November 2020 would build on the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The draft amendments will be put forward for formal adoption at MEPC 76, to be held during 2021. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats, as described below. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these requirements will have a material financial impact on our operations.

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships by January 1, 2021.

Vessel Recycling Regulations

The EU has adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation took effect on non-EU-flagged vessels calling on EU ports of call beginning on December 31, 2020.

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping and Bureau Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.

In addition to the classification inspections, many of our customers, including the major charterers regularly inspect our vessels as a pre-condition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulations, and customer emphasis on quality of service.

All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels are dry docked for the special survey for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes amongst others the handling and management of situations such as mechanical failure and/or physical damage to the ship, collision, third party property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with insurance carriers that also provide insurance coverage for ships owned by affiliated entities, including StealthGas, Imperial Petroleum and private Vafias family interests. Accordingly, if one of our ships, or other ships managed by Brave Maritime or Stealth Maritime and owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and Imperial Petroleum, were to incur significant costs from an accident, spill or other environmental liability or were subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

Hull and Machinery Insurance

We have in place Fleet Marine Hull and Machinery and Fleet War Risk insurance policies, providing cover for particular damage to the vessel, salvage and towage costs following a casualty as well as for vessel Actual or Constructive Total Loss. The vessels are each insured up to at least fair market value, subject to a deductible~~s~~ of $150,000 per incident.

We also maintain Increased Value insurance. Under the Increased Value insurance, in case of total loss of a vessel, we will be able to recover the sum insured under the Increased Value policy in addition to the sum insured under the Hull and Machinery policy. Increased Value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, is a form of mutual indemnity insurance, which designed to cover~~s~~ third party liabilities likely to arise out of our shipping activities. It is provided by non-profit-making insurance organizations commonly known as Protection and Indemnity Associations or “ P&I Clubs”. This insurance aims to respond towards third-party liability claims and other related expenses arising amongst others from injury or death of crew, passengers and other third parties, loss of or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, salvage costs to the extent that they aim to control or mitigate the environmental effect following a casualty, wreck removal and other discretionary costs.

Our current protection and indemnity insurance provides cover for Oil Pollution up to $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.

Under the current structure, clubs’ contributions to claims in the lower pool layer from $10 million to $30 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from $50 million to $100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis.

The International Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool (US $100 million) up to an amount of US $3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market.

As members of Mutual P&I Associations, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its financial year results that they are determined by 3 main parameters, i.e., their exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to conclude our P&I insurance with “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.

Competition

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. We negotiate the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We currently compete primarily with other owners of drybulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. We currently compete primarily with owners of drybulk vessels in the handymax and handysize class sizes.

Seasonality

Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grain trades are seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains transportation requires drybulk shipping accordingly.

The Drybulk Shipping Industry

The global drybulk vessel fleet is divided into four principal categories based on a vessel’s carrying capacity. These categories are:

Capesize. Capesize vessels have a carrying capacity of exceeding 100,000 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal prior to its 2016 expansion, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock.

Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can, therefore, be used in a wide variety of bulk and neobulk trades, such as steel products.

Handysize. Handysize vessels have a carrying capacity of between 28,000 and to 40,000 dwt. These vessels are almost exclusively carry minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The demand for drybulk vessel capacity is determined by the underlying demand for commodities transported in drybulk vessels, which in turn is influenced by trends in the global economy. Demand for drybulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk vessel capacity, we believe that drybulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees among drybulk vessel size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk vessels. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for drybulk vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different drybulk vessel categories. However, because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indexes issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

Legal Proceedings

To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows.

See Note 9 “Commitments and Contingencies” to the unaudited financial statements and Note 12 “Commitments and Contingencies” to the audited financial statements included elsewhere in this prospectus.

Properties

Other than our vessels, we do not own any material property.

MANAGEMENT

Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers. The business address for each director and executive officer is the address of our principal executive office which is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry Vafias	44	Non-Executive Chairman, Class III Director	2022	2025
Dr. Diamantis Andriotis	41	Chief Executive Officer, President and Class I Director	2022	2024
John Kostoyannis*	56	Class II Director	2022	2023
George Xiradakis*	57	Class III Director	2022	2025
Nina Pyndiah*	59	Chief Financial Officer

*	Expected to be appointed at the effective time of the registration statement of which this prospectus forms a part.

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias is Non-executive Chairman of the Board of our company. He has also been Chairman of the Board of Directors and Chief Executive Officer and President of Imperial Petroleum Inc., which is listed on the Nasdaq Capital Market, since its inception in May 2021 and the President and Chief Executive Officer and a member of the Board of Directors of StealthGas Inc., which is listed on the Nasdaq Global Select Market, since its inception in December 2004 and its Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the drybulk, tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Stealth Maritime and Brave Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Brave Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Brave Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

Dr. Diamantis Andriotis has been our Chief Executive Officer, President and a member of the Board of Directors of our company since its inception in July 2022. Since 2008, Dr. Andriotis has worked for Stealth Maritime Corporation SA, where he holds the position of the Chief Executive Officer, and since 2014 he has been the Chief Technical Officer of StealthGas Inc. He has actively participated in the design of several new ships towards improved efficiency, reduced environmental footprint and maximizing operability as well as compliance with chartering requirements. Working for Vafias family companies he has contributed to the expansion of the fleet having gained extensive experience in every aspect of ship management. Dr. Andriotis studied Mechanical Engineering at City University, London. His Doctorate degree, under sponsorship by the world’s largest marine engine manufacturer, MAN B&W, involved experimental and numerical investigations of Diesel Engine fuel systems. During and after his PhD he performed research at City University for various companies including Caterpillar (USA) and participated to various projects like the DTi project for the design of radically low emission diesel fuels. Dr. Andriotis is an active member of the committees of the leading classification societies as well as other shipping industry organizations.

John Kostoyannis will be appointed to our Board of Directors at the effective time of the registration statement of which this prospectus forms a part. He has also been a member of the Board of Directors of Imperial Petroleum since 2021 and StealthGas since 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

George Xiradakis will be appointed to our Board of Directors at the effective time of the registration statement of which this prospectus forms a part. He has also been a member of the Board of Directors of Imperial Petroleum since 2021. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping, offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He has also been a Board Member of other US listed shipping companies.

Nina Pyndiah will be our Chief Financial Officer upon completion of the Spin-Off Distribution. Ms. Pyndiah is a Certified Internal Auditor (CIA), with over 30 years’ experience in private, public and industry practices in London and Athens. Her areas of expertise include Internal Audit, External Audit, Financial Controller, Internal Controls over Financial Reporting (ICFR), Accounting and Investigations. She has been the Internal Auditor of StealthGas Inc. since 2006. Ms. Pyndiah is a member of the Institute of Internal Auditors.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Imperial Petroleum or its affiliates. The amount of time our officers and such other individuals providing services to us will allocate between our business and the business of Imperial Petroleum and its affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there will be no formal requirements or guidelines for the allocation of time spent between our business and the other businesses they are involved in, the performance of their duties will be subject to the ongoing oversight of our board of directors.

Board of Directors

Upon completion of the Spin-Off Distribution, we will have four members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 12, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The current term of our Class I director expires in 2023, the term of our Class II director expires in 2024 and the term of our Class III directors expires in 2025.

After the consummation of the Spin-Off Distribution, we will be a “foreign private issuer” under the securities laws of the United States and the rules of the Nasdaq Capital Market. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the Nasdaq Capital Market rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the Nasdaq Capital Market permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the Nasdaq Capital Market. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently intend to have an audit committee composed solely of two independent committee members, whereas a domestic U.S. public company would be required to have three such independent members and a board of directors composed of two independent and two non-independent directors, whereas a domestic U.S. public company would be required to have a majority of independent members. In addition, in lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of the Audit Committee will be George Xiradakis (Chairman), and John Kostoyannis. The Nominating and Corporate Governance Committee will be John Kostoyannis (Chairman) and George Xiradakis. The Compensation Committee will be George Xiradakis (Chairman) and John Kostoyannis. Each of the directors on the Audit Committee has been determined by our Board of Directors to be independent.

Audit Committee

The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that George Xiradakis is an Audit Committee financial expert as defined under current SEC regulations.

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

•	performance of the Company’s independent audit function and independent auditors,

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•

reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	reporting on compensation arrangements and incentive grants to the Board;

•

retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

•	preparing any Compensation Committee report included in our annual proxy statement.

Code of Ethics

Prior to consummation of the Spin-Off Distribution, the Board of Directors will approve and adopt a code of ethics that complies with the applicable guidelines issued by the SEC, copies of which will be available on our website: www.[                ].com under and upon written request by our stockholders at no cost.

Director and Executive Compensation

Our Chief Executive Officer who also serves as a Board Director will not receive additional compensation for his service as a director. Our Non-Executive Chairman, Harry Vafias, will receive compensation for his service as a director of €72,000 per annum and each independent director will receive fees of €25,000 per annum plus reimbursement of their out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

We have no direct employees. The services of our Chief Executive Officer and Chief Financial Officer will be provided under the management agreement with Brave Maritime initially for the first 12 months following the spin-off and then our Board will agree upon any additional management compensation. Brave Maritime compensates each of these individuals for their services and we, in turn, reimburse Brave Maritime for their compensation. We expect to pay to Brave Maritime € 0.4 million per year for the services of our executive officers. Prior to the Spin-Off Distribution, neither we nor Brave Maritime has paid any compensation to our executive officers.

Our executive officers and directors will also be eligible to receive awards under our contemplated equity compensation plan described below under “—Equity Compensation Plan.” We have not granted any awards to directors or officers of the Company.

Equity Compensation Plan

Prior to completion of the Spin-Off Distribution, we expect to adopt an equity compensation plan. The equity compensation plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 10% of the number of common shares outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

Employees

We have no salaried employees. Our manager employs and provides us with the services of our Chief Executive Officer, Chief Financial Officer and any other management executives the Company may require. In each case their services are provided under the management agreement with Brave Maritime. Brave Maritime compensates each of these individuals for their services and we, in turn, reimburse Brave Maritime for their compensation. For our compensation expenses, pursuant to our management agreement, we will initially reimburse Brave Maritime for its payment of the compensation of our Chief Executive Officer and Chief Financial Officer for the first 12 months following the spin-off and then our Board will agree upon any further management compensation

As of June 30, 2022, 8 officers and 12 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Pursuant to the Audit Committee Charter, our Audit Committee is responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction as defined in Item 7.B of Form 20-F before it is consummated.

Separation Agreement

We will enter into the Separation Agreement with Imperial Petroleum before the Spin-Off Distribution. The Separation Agreement will set forth the agreements between us and Imperial Petroleum regarding the contribution of the subsidiaries owning the vessels comprising our initial fleet, which are the principal transaction necessary to separate us from Imperial Petroleum. The Separation Agreement will also provide that Imperial Petroleum will also receive all of our Series A Convertible Preferred Shares, which it will not distribute in the Spin-Off Distribution. See “Description of Capital Stock—Series A Convertible Preferred Shares.”

The Separation Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Imperial Petroleum, if any. Following the Spin-Off Distribution, Imperial Petroleum and C3is will operate independently, and neither will have any ownership interest in the other nor will there be any ongoing relationships between Imperial Petroleum and C3is after the separation.

On the distribution date, Imperial Petroleum will distribute to its stockholders and warrantholders all                of our common shares, with one of our common shares being distributed for every                shares of Imperial Petroleum common stock held by Imperial Petroleum stockholders or Warrants outstanding of Imperial Petroleum held by the warrantholders.

The Separation Agreement provides that the Spin-Off Distribution and the transfer of Imperial Petroleum’s drybulk vessel-owning subsidiaries to us is subject to, among other things, the approval of Imperial Petroleum’s Board of Directors, approval of our request for our common shares to be listed on Nasdaq and the effectiveness of the registration statement of which this prospectus forms a part. The fulfillment of the foregoing conditions will not create any obligation on the part of Imperial Petroleum to effect the Spin-Off Distribution. Imperial Petroleum has the right not to complete the Spin-Off Distribution if, at any time, the board of directors of Imperial Petroleum determines, in its sole discretion, that the Spin-Off Distribution is not in the best interests of Imperial Petroleum or its stockholders, or that market conditions are such that it is not advisable to effect the Spin-Off Distribution.

We and Imperial Petroleum will agree to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Separation Agreement. The Separation Agreement will provide that it may be terminated by Imperial Petroleum at any time prior to the separation by and in the sole discretion of Imperial Petroleum without the approval of us or the stockholders of Imperial Petroleum.

Any and all agreements, arrangements, commitments and understandings, between us and our subsidiaries and other affiliates, on the one hand, and Imperial Petroleum and its subsidiaries and other affiliates (other than us and our affiliates), on the other hand, will terminate as of the distribution date.

Management Affiliations

Harry Vafias, the Chairman, President and Chief Executive Officer of Imperial Petroleum and our Non-Executive Chairman, is an officer, director and the sole shareholder of Flawless Management Inc., one of our stockholders. He is also the son of the principal and founder of Brave Maritime, which is our management company. In addition, he acts as President, Chief Executive Officer and Interim Chief Financial Officer of StealthGas Inc.

Management and Other Fees

Prior to the completion of the Spin-Off Distribution, we will enter into a management agreement with Brave Maritime, pursuant to which Brave Maritime will provide us with technical, administrative, commercial and certain other services, on substantially the same terms, including the same fee levels, as these services are provided to the vessel-owning subsidiaries of Imperial Petroleum being contributed to us in connection with the Spin-Off Distribution. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off Distribution, Imperial Petroleum pays Stealth Maritime for these services pursuant to its management agreement with Stealth Maritime, and Stealth Maritime subcontracts these services to Brave Maritime for the same amount. In relation to the technical services, Brave Maritime will be in general responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, supplies, maintenance, repairs, bunkering drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Brave Maritime will provide services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Brave Maritime will pay third parties and receive reimbursement from us. Under the management agreement Brave Maritime may subcontract certain of its obligations.

Stealth Maritime, through Brave Maritime, also provides crew management services to certain of our vessels. The majority of these services have been subcontracted to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Brave Maritime. The Company will pay to Brave Maritime a fixed monthly fee of $2,500 per vessel for these crew management services. For the period ended December 31, 2021 and the six months ended June 30, 2022, crew management fees were $0.012 million and $0.012 million, respectively. As of November 15, 2022, each of our two drybulk carriers were being manned by Hellenic Manning Overseas Inc.

In the period ended December 31, 2021 and the six months ended June 30, 2022, Brave Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, in each case, pro-rated for the calendar days vessels were owned, with respect to the vessels in our fleet.

Under the management agreement with Brave Maritime which the Company will enter into prior to the Spin-off Distribution, Brave Maritime will arrange for supervision onboard of the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, we will be charged $500 for each additional day. We will pay our manager, Brave Maritime, a commission equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Brave Maritime will also receive a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Under the management agreement with Brave Maritime which will be in place prior to the Spin-Off Distribution, we will pay management fees at the same rate.

The management fees—related party for the period ended December 31, 2021 were $0.1 million and for the periods ended June 30, 2021 and 2022 were $0.01 million and $0.1 million, respectively.

We will also reimburse Brave Maritime for its payment for services related to our executive officers after the Spin-off Distribution.

Additional vessels that we may acquire in the future may be managed by Brave Maritime or other affiliated or unaffiliated management companies.

Under the management agreement we will agree to keep Brave Maritime and its employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the management agreement and against and in respect of all costs, loss, damages, and expenses, which they may suffer or incur, during the course of the performance of the management agreement.

The initial term of our management agreement with Brave Maritime will expire on December 31, 2026 and will be extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term.

Brave Maritime may terminate the management agreement prior to the end of its term if any money payable by us is not paid within 30 days following demand by Brave Maritime. The management agreement will also terminate (1) upon an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of us or Brave Maritime (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if we or Brave Maritime suspends payment, ceases to carry on business, or makes any special arrangement or composition with creditors or (2) in the case of the sale of all of our vessels or if all of our vessels become a total loss or are declared as a constructive or compromised or arranged total loss or are requisitioned.

Office Space

Brave Maritime will provide the office space to us without charge for the first year after the completion of the Spin-Off Distribution, and thereafter the lease rate will be €5,000 per month.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AFTER THE

SPIN-OFF DISTRIBUTION

The following table sets forth certain information regarding the beneficial ownership of our voting stock as a result of the Spin-Off Distribution by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our common shares, each of our directors and executive officers, and all of our directors and executive officers and 5% holders as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Imperial Petroleum common stock on November 15, 2022, giving effect to a Spin-Off Distribution at the distribution ratio of one C3is common share for                shares of Imperial Petroleum common stock or, in the case of holders of Imperial Petroleum’s outstanding Warrants, each share of Imperial Petroleum common stock that they have the right to purchase pursuant to Warrants owned, held by such person. As of November 15, 2022, Imperial Petroleum had approximately 190,254,034 shares of Imperial Petroleum common stock outstanding. Information for certain holders is based on their latest filings with the Securities and Exchange Commission with respect to Imperial Petroleum common stock or information delivered to us.

Common Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% Beneficial Owners
None.
Executive Officers and Directors
Harry Vafias
Dr. Diamantis Andriotis (1)		*	%
John Kostoyannis		*
George Xiradakis		—
Nina Pyndiah		*
All executive officers and directors as a group (five persons)		*	%

*	Less than 1%.

Imperial Petroleum will own                of our Series A Convertible Preferred Shares. Through its beneficial ownership of our Series A Convertible Preferred Shares, Imperial Petroleum will be entitled to cast a number of votes for all matters on which our common shareholders are entitled to vote equal to the number of common shares into which such shares are convertible multiplied by 30; provided however, that voting rights may not be exercised pursuant to Series A Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Shares, common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Our Series A Convertible Preferred Shares may be converted into our common shares, at Imperial Petroleum’s option at a conversion price equal to $                 (adjusted for any stock splits, reverse stock splits or stock dividends). The conversion price will be adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws, which will be in place at the time of the Spin-Off Distribution, and by the BCA. You should be aware that the BCA differs in certain material respects from the laws generally applicable to U.S. companies incorporated in the State of Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of the Marshall Islands and we cannot predict whether Republic of the Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings and Voting Rights
Held at a time and place as designated or in the manner provided in the bylaws.	Held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or outside the Republic of the Marshall Islands.	May be held within or outside Delaware.

Notice:	Notice:

Whenever shareholders are required or permitted to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.	Whenever shareholders are required or permitted to take any action at a meeting, written notice shall state the place, if any, date and hour of the meeting and the means of remote communication, if any, by which shareholders may be deemed to be present and vote at the meeting.

A copy of the notice of any meeting shall be given not less than 15 nor more than 60 days before the meeting.	Written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.

Any action required or permitted to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if consent is in writing and signed by the holders of outstanding stock having the number of votes necessary to authorize or take action at a meeting.

Each shareholder entitled to vote may authorize another person to act for him by proxy.	Each shareholder entitled to vote may authorize another person or persons to act for each shareholder by proxy.

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	The certificate of incorporation or bylaws may specify the number necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum.

Marshall Islands	Delaware

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

Except as otherwise required by the BCA or the articles of incorporation, directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote, and, except as required or permitted by the BCA or the articles of incorporation, any other corporate action shall be authorized by a majority of votes cast by holders of shares entitled to vote thereon	Unless otherwise specified in the certificate of incorporation or bylaws, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of directors, and, in all other matters, the affirmative vote of the majority of the shares entitled to vote on the subject matter shall be the act of the shareholders.

The articles of incorporation may provide for cumulative voting.	The certificate of incorporation may provide for cumulative voting.

Dissenters’ Rights of Appraisal
Shareholders have a right to dissent from a merger or consolidation or sale or exchange of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares, subject to exceptions.	Appraisal rights shall be available for the shares of a corporation in a merger or consolidation, subject to exceptions.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:	The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Alters or abolishes any preferential right of any outstanding shares having preferences; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions
An action may be brought in the right of a corporation to procure a judgment in its favor by a holder of shares or of a beneficial interest in such shares. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Delaware Court of Chancery Rule 23.1 governs the procedures for derivative actions by shareholders.

Marshall Islands	Delaware

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.

Attorney’s fees may be awarded if the action is successful.

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of $50,000 or less.

Directors
Board must consist of at least one member.	Board must consist of at least one member.

Removal:	Removal:

•  Any or all of the directors may be removed for cause by vote of the shareholders.

•  If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

•  Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Number of board members may be fixed by the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

Number of board members may be changed by amendment of the bylaws, by the shareholders or by action of the board under specific provision of a bylaw; however if the board is authorized to change the number of directors, it can only do so by a majority of the entire board.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate.

Duties of Directors
Members of a board of directors owe a fiduciary duty to the company to act honestly and in good faith with a view to the best interests of the company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.	The business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders.

DIVIDEND POLICY

We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Our board of directors will, however, evaluate our dividend policy consistent with our cash flows and liquidity requirements and we may consider paying dividends depending on future performance of our business and financial condition. Declaration and payment of any future dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors, and will be subject to the priority of our Series A Convertible Preferred Shares, which, as described elsewhere in this prospectus, earn dividends at a dividend rate of 5.00% per annum per $25.00 of liquidation preference per share. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the material terms and provisions of the capital stock offered under this prospectus. For the complete terms of our capital stock, please refer to the forms of our amended and restated articles of incorporation and our amended and restated by-laws, which will be in place at the time of the Spin-Off Distribution and have been filed as an exhibit hereto. The Marshall Islands Business Corporations Act, or BCA, may also affect the terms of these securities.

Authorized Capitalization

Under our amended and restated articles of incorporation, which will be in place at the time of the Spin-Off Distribution, our authorized capital stock will consist of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form.

Common Stock

Under our amended and restated articles of incorporation, which will be in place at the time of the Spin-Off Distribution, we will be authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which there are 500 shares issued and outstanding as of November 15, 2022. Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares when issued will be fully paid for and non-assessable.

Prior to the time of the Spin-Off Distribution, our stockholders will also approve the amendment of the Company’s amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at an exchange ratio of between one-for-two and one-for-five hundred, with the Board of Directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such split is implemented prior to the third anniversary of the Spin-Off Distribution.

Preferred Stock

Under our amended and restated articles of incorporation, which will be in place at the time of the Spin-Off Distribution, we will be authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of November 15, 2022 and of which                shares are expected to be designated as Series A Convertible Preferred Shares. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our common shares. See “Description of Series A Convertible Preferred Shares” below.

Distribution Agent, Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for C3is common shares.

Listing

We have applied to list our common shares on the Nasdaq Capital Market under the symbol “                .”

Series A Convertible Preferred Shares

General. Upon completion of the Spin-Off Distribution, there will be                Series A Convertible Preferred Shares authorized, and                Series A Convertible Preferred Shares issued and outstanding, all of which will be held by Imperial Petroleum. The Series A Convertible Preferred Shares will entitle the holder thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. The Series A Convertible Preferred Shares will be fully paid and nonassessable. Each share of Series A Convertible Preferred Shares will have a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared.

The Series A Convertible Preferred Shares will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Convertible Preferred Shares will rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. We will have no obligation to redeem or repurchase any Series A Convertible Preferred Shares at any time.

Liquidation Preference. The holders of issued and outstanding Series A Convertible Preferred Shares will be entitled, upon the occurrence of a Liquidation Event (as defined below), to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common shares or any other Junior Securities. In the event that our assets available for distribution to holders of the issued and outstanding Series A Convertible Preferred Shares and any Parity Securities (as defined below) are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Convertible Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding shares of Series A Convertible Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities (as defined below) then issued and outstanding according to their respective rights. “Liquidation Event” for purposes of the Series A Convertible Preferred Shares is (1) any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, (2) merger or consolidation of the Company (3) sale, lease or conveyance of all or substantially all of its consolidated assets or (4) change in control of the Company.

Dividends. Cumulative dividends on our Series A Convertible Preferred Shares are payable in cash or, at our election, in our common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date, quarterly on each January 15, April 15, July 15 and October 15, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. The dividend rate for our Series A Convertible Preferred Shares is 5.0% per annum per $25.00 of liquidation preference per share (equal to $            per annum per share) and is not subject to adjustment.

No dividend may be declared or paid or set apart for payment on any Junior Securities (as defined below) (other than dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all issued and outstanding Series A Convertible Preferred Shares and any Parity Securities (as defined below) through the most recent respective dividend payment dates.

Conversion. Our Series A Convertible Preferred Shares will be convertible into our common shares at the holder’s option at any time and from time to time, at a conversion price equal to $                (adjusted for any stock splits, reverse stock splits or stock dividends). The conversion price will be adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares.

Voting. The Series A Convertible Preferred Shares will entitle Imperial Petroleum to a number of votes equal to the number of our common shares into which the shares are then convertible multiplied by 30 provided however, that voting rights may not be exercised pursuant to Series A Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Shares, common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Convertible Preferred Shares, voting as a single class, we may not (i) adopt any amendment to our articles of incorporation or Statement of Designations, (ii) issue any Parity Securities if the cumulative dividends payable on outstanding Series A Convertible Preferred Shares are in arrears, (iii) create or issue any Senior Securities,(iv) increase or decrease the number of authorized shares of any series of Preferred Stock or authorize the issuance of or issue any shares of Preferred Stock,(v) effect, or enter into any agreement to effect, a change of control or sale of all or substantially all of the Company’s consolidated assets or (vi) modify or change the nature of the Company’s or any subsidiary’s business.

Ranking. The Series A Convertible Preferred Shares will, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•

senior to all classes of our common shares, and to each other class or series of shares established after the initial issue date of the Series A Convertible Preferred Shares by our board of directors, the terms of which class or series expressly provide that it is made junior to the Series A Convertible Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Junior Securities”);

•

on a parity with any class or series of shares established after the initial issue date of the Series A Convertible Preferred Shares by our board of directors, the terms of which class or series are not expressly subordinated or senior to the Series A Convertible Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Parity Securities”); and

•

junior to (i) all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and (ii) each class or series of capital stock expressly made senior to the Series A Convertible Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such shares described in this clause (ii), the “Senior Securities”).

Under the Statement of Designations, we may issue Junior Securities and Parity Securities from time to time in one or more series without the consent of the holders of the Series A Convertible Preferred Shares. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. Our board of directors will also determine the number of shares constituting each series of securities. Our ability to issue additional Senior Securities is limited as described above.

Transferability; Other. The Series A Convertible Preferred Shares will not be transferable, and we do not intend to list the Series A Convertible Preferred Shares on any securities exchange or other trading market. Imperial Petroleum will have customary demand and piggyback registration rights with respect to the common shares into which the Series A Convertible Preferred Shares are convertible.

Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Our articles of incorporation and our bylaws are filed as Exhibit 3.1 and Exhibit 3.2, respectively, hereto. Our amended and restated articles of incorporation and amended and restated bylaws are filed as Exhibit 3.3 and 3.4 respectively, hereto.

Purpose.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Directors.

Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Dissenters’ Rights of Appraisal and Payment.

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Stockholders’ Derivative Actions.

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents.

Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock.

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 200,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors.

Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors.

Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders.

Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations.

Our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•

persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•

the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

•

following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the voting stock of the corporation not owned by the stockholder; or

•	a transaction with a stockholder that was or became an interested stockholder at the time the Spin-Off Distribution was consummated.

Material Contracts

We will enter into a management agreement with Brave Maritime prior to the Spin-Off Distribution, as described in “Related Party Transactions – Management Arrangements.” There are no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we face risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. Our operations may be affected from time to time in varying degrees by these risks but their overall effect on us is not predictable. We have identified the following market risks as those which may have the greatest impact upon our operations:

Interest Rate Fluctuation Risk

The international shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR.

We will be subject to market risks relating to changes in interest rates because we expect to have floating rate debt outstanding when we borrow under future credit facilities. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we may use derivative financial instruments.

Inflation Risk

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, which would increase the interest rates payable under any floating rate financing agreements we enter into in the future. To date inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead. Inflation has been increasing throughout the world economy and if these conditions continue could result in further increased operating and financing expenses.

Foreign Exchange Rate Risk

The international shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incurred approximately 27.8% and 16.8% of our vessel running, management, drydocking, voyage and any other expenses required for our operations in 2021 and the six months ended June 30, 2022, respectively, in currencies other than U.S. dollars. On December 31, 2021 and June 30, 2022, approximately 51.5% and 57.7%, respectively, of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros and in Japanese Yen. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the period ended December 31, 2021 was $219 and for the six months ended June 30, 2022 was $5,844.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations applicable to C3is and U.S. Holders and Non-U.S. Holders, each as discussed below, of C3is common shares.

Marshall Islands Tax Considerations

The following is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

C3is is incorporated in the Marshall Islands. Under current Marshall Islands law, C3is is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by C3is to holders of its common shares that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of C3is common will not be subject to Marshall Islands tax on the sale or other disposition of such common shares or as a result of the receipt of our common shares in the Spin-Off Distribution.

United States Federal Income Tax Consequences

The following are certain material United States federal income tax consequences to C3is of its activities after the Spin-Off Distribution and of the receipt in the Spin-Off Distribution and ownership and disposition after the Spin-Off Distribution of our common shares to U.S. Holders and Non-U.S. Holders, each as defined below. This summary applies only to investors that hold our common shares as capital assets within the meaning of Section 1221 of the Code, (generally, property held for investment) and that have the U.S. Dollar as their functional currency. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of C3is’s business as described in “Business” above and assumes that C3is will conduct its business as described in that section.

This summary does not discuss the alternative minimum tax, any estate or gift tax consequences or the tax consequences of an investment in our common shares under the tax laws of any state of the United States or the District of Columbia or any political subdivision respectively thereof. No ruling will be requested from the United States Internal Revenue Service (“IRS”) regarding the United States federal income tax consequences discussed below and there can be no assurance that the IRS will agree with the discussion set out below.

The following discussion does not address the tax consequences to any particular investor or to persons subject to special tax rules such as:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs” or governmental organizations;

•	persons that received our common shares pursuant to the exercise of any employee stock option or otherwise as compensation for the performance of services;

•	persons that will hold our common shares as part of a hedging, wash sale or conversion transaction or as part of a synthetic security or a position in a straddle for U.S. federal income tax purposes;

•	U.S. expatriates;

•	partnerships or other pass-through entities for U.S. federal income tax purposes, and persons that will hold our common shares through partnerships or other pass-through entities;

•	holders that own or are deemed to own (directly, indirectly or by attribution) 10% or more, by voting power or value, of our common shares; or

•	persons that will hold our common shares in connection with a trade or business outside the United States.

Additionally, the following discussion does not address the tax consequences of the Spin-Off Distribution to warrantholders of Imperial Petroleum. If you are a warrantholder of Imperial Petroleum receiving the Spin-Off Distribution, you should consult your tax advisor.

If you are a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds our common shares, your U.S. federal income tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States. Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, C3is will be exempt from United States federal income taxation on its U.S.-source shipping income if:

•	C3is is organized in a foreign country, or its country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

either

•

more than 50% of the value of C3is’s stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•

C3is’s stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands jurisdiction where C3is and certain of its shipowning subsidiaries, are incorporated, and Liberia where its other shipowning subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, C3is will be exempt from United States federal income taxation in any taxable year with respect to our U.S.-source shipping income if C3is satisfies either the 50% Ownership Test or the Publicly-Traded Test for such taxable year.

C3is does not expect that it will be able to satisfy the 50% Ownership Test for any taxable year due to the anticipated, widely-held nature of its stock.

C3is’s ability to satisfy the Publicly-Traded Test is discussed below.

The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. C3is common shares will be “primarily traded” on the Nasdaq Capital Market, which is an established securities market for these purposes.

Under the regulations, C3is common shares will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the “listing threshold”). Since C3is common shares, which are C3is’s sole class of stock, will be listed on the Nasdaq Capital Market, C3is will satisfy the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in the case of a short taxable year); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (or as appropriately adjusted in the case of a short taxable year). C3is expects satisfy the trading frequency and trading volume tests described in this paragraph. Even if this were not the case, the relevant Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as C3is expects to be the case with its common shares, such class of stock is traded on an established market in the United States, such as the Nasdaq Capital Market and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury regulations provide that, in pertinent part, a non-U.S. corporation’s common stock will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the outstanding shares of such corporation’s common stock is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the common stock the corporation (the “5% Override Rule”).

For purposes of being able to determine the persons who own 5% or more of a corporation’s stock (“5% Shareholders”) the Treasury regulations permit a corporation to rely on Schedule 13-D and Schedule 13-D filings with the SEC to identify persons who have a 5% or more beneficial interest in such corporation’s common stock, which currently are our sole class of voting shares. The Treasury regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

After the Spin-Off Distribution, it is possible that 5% Shareholders may own more than 50% of the C3is common shares. In the event the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if C3is can establish that within the group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be “qualified shareholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the corporation’s common stock for more than half the number of days during the taxable year. To establish this exception to the 5% Override Rule, 5% Shareholders owning a sufficient number of our common shares would have to provide the Corporation with certain information in order to substantiate their status as qualified shareholders. If, after the Spin-Off Distribution, 5% Shareholders were to own more than 50% of the C3is common shares, there is no assurance that C3is would be able to satisfy the foregoing requirements.

Taxation in Absence of Exemption

If the benefits of Section 883 of the Code are unavailable for any taxable year, C3is’s U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions (“4% gross basis tax regime”). Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code are unavailable and C3is’s U.S. source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, C3is may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

C3is’s U.S. source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	C3is has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

Substantially all of C3is’s U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

C3is does not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of C3is’s shipping operations and other activities, C3is believes that none of its U.S. source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether C3is qualifies for exemption under Section 883 of the Code, C3is will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by C3is will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

The following discussion represents the opinion of Goodwin Procter LLP regarding certain material U.S. federal income tax consequences, subject to the limitations described below, to U.S. Holders (as defined below) of acquiring in the Spin-Off Distribution, and of owning and disposing after the Spin-Off Distribution, our common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person.

As used herein, the term “U.S. Holder” means a beneficial owner of C3is common shares that acquired such shares in the Spin-Off Distribution and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person.

U.S. Federal Income Tax Treatment of the Spin-Off Distribution

Generally, any cash and the fair market value of property, such as C3is common shares that is distributed by a corporation to its shareholders will be treated as a distribution in respect of their stock, as described below. However, under Section 355 of the Code, a company may undergo a corporate division, such as the Spin-Off Distribution, and distribute stock of a controlled corporation, such as C3is when it was wholly-owned by Imperial Petroleum, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the conduct of an active trade or business for the prior five years and certain other requirements are met. C3is and Imperial Petroleum do not believe that both Imperial Petroleum and C3is are able to satisfy all of the requirements imposed by Section 355 of the Code to treat the Spin-Off Distribution as a tax-free corporate division for U.S. federal income tax purposes.

If C3is and Imperial Petroleum are able to satisfy the requirements of the Section 355 of the Code, a U.S. Holder that receives C3is common shares in the Spin-Off Distribution will not be treated as receiving a taxable dividend, as described below, and a U.S. Holder that receives C3is common shares will generally be required to allocate a portion of such holder’s tax basis in its Imperial Petroleum common stock to the C3is common shares the holder received in the Spin-Off Distribution. The amount of that basis should be allocated in proportion to the relevant fair market values of the Imperial Petroleum common stock and C3is common shares.

The remainder of this discussion will assume that the Spin-Off Distribution will not qualify as a tax-free corporate division for U.S. federal income tax purposes. U.S. Holders that receive C3is common shares and cash in lieu of fractional shares in the Spin-Off Distribution will be treated as receiving a distribution from Imperial Petroleum in respect of their Imperial Petroleum stock. Any cash and the fair market value of property, including C3is common shares, distributed will be treated as a dividend to the extent of Imperial Petroleum’ current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Imperial Petroleum expects that, as of the date of the Spin-Off Distribution, it will have a significant amount of current or accumulated earnings and profits for U.S. federal income tax purposes, although there is no certainty that this will be the case. To the extent that the cash and fair market value of property distributed in the Spin-Off Distribution exceeds such accumulated earnings or profits, for a U.S. Holder of Imperial Petroleum common stock, any cash and the fair market value of property distributed will be treated first as a non-taxable return of capital dollar-for-dollar until such holder’s adjusted tax basis in its Imperial Petroleum stock is $0, and thereafter as capital gain. Because Imperial Petroleum is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. In addition, such U.S. Holders’ basis in the C3is common shares received in the Spin-Off Distribution is equal to the fair market value as of the date of distribution of such shares. U.S. Holders should consult their personal tax advisor regarding the U.S. federal income tax consequences of the Spin-Off Distribution to them.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by C3is with respect to its common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” to the extent of C3is’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of C3is’s current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis their common shares on a dollar-for-dollar basis and thereafter as capital gain. Because C3is is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. Dividends paid with respect to the C3is common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the C3is common shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) are expected generally to be treated as “qualified dividend income” provided certain requirements are met. Qualified dividend income is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) C3is is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which as discussed below, C3is does not believe it is, has been or will be), (2) the C3is common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which the C3is common shares will be listed), (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on the C3is common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by C3is that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend”, which is generally a dividend paid by C3is in an amount which is equal to or in excess of ten percent (in the case of common shares) of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in C3is common shares. If C3is pays an “extraordinary dividend” on its common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as U.S.-source income, depending in general upon the ratio for that taxable year of our U.S.-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a U.S. Holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph), special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

Sale, Exchange or other Disposition of Common Shares

Assuming C3is does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss for U.S. federal income tax purposes upon a sale, exchange or other disposition of C3is common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Gain or loss realized by a U.S. Holder on the sale or exchange of common shares generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, C3is will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held C3is common shares , either:

•

at least 75% of C3is’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of C3is’s assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

For purposes of determining whether C3is is a PFIC, C3is will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of its subsidiary corporations, in which C3is owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by C3is in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless C3is were treated under specific rules as deriving rental income in the active conduct of a trade or business.

Based on C3is’s anticipated operations and future projections, C3is does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and C3is is not relying upon an opinion of counsel on this issue, C3is’s belief is based principally on the position that, for purposes of determining whether C3is is a PFIC, the gross income C3is derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that C3is or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether C3is is a PFIC. C3is believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service (“IRS”), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with C3is’s position. In addition, although C3is intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of C3is’s operations will not change in the future.

As discussed more fully below, if C3is were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in C3is common shares, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat C3is as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder may be able to make a “mark-to-market” election with respect to C3is common shares, as discussed below. In addition, if C3is were to be treated as a PFIC, a U.S. Holder of C3is common shares would be required to file annual information returns with the IRS.

In addition, if a U.S. Holder owns C3is common shares and C3is is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to C3is common shares (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of C3is’s ordinary earnings and of C3is’s net capital gain, if any, for C3is’s taxable year that ends with or within the taxable year of the Electing Holder. C3is’s net operating losses or net capital losses would not pass through to the Electing Holder and will not offset C3is’s ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common shares). Distributions received from C3is by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of C3is’s ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common shares would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in C3is common shares. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of C3is common shares. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding C3is. If we were aware that we were to be treated as a PFIC for any taxable year, we current expect that we would provide each U.S. Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common shares.

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to C3is common shares would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common shares at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common shares. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common shares. A U.S. Holder’s tax basis in his common shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common shares.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to C3is common shares (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (ii) any gain realized on the sale or other disposition of the common shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common shares; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning C3is common shares, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common shares.

Unearned Income Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. Holders are encouraged to consult their tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our common shares.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of C3is common shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

U.S. Federal Income Tax Consequences of the Spin-Off Distribution

Non-U.S. Holders will not be subject to U.S. federal income taxation with respect to C3is common shares or any cash received in the Spin-Off Distribution.

Dividends on Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from C3is with respect to its common shares, unless such income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, such income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of C3is common shares, unless:

•

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

If a shareholder sells C3is common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that it is a non-U.S. person, under penalties of perjury, or the shareholder otherwise establishes an exemption. If a shareholder sells C3is common shares through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells C3is common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, C3is common shares , unless C3is common shares were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their tax advisors regarding their reporting obligations under Section 6038D of the Code.

C3is encourages each shareholder and warrantholder of Imperial Petroleum to consult with his, her or its tax advisor as to particular tax consequences to it of receiving, holding and disposing of C3is common shares and of the Spin-Off Distribution, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

SHARES ELIGIBLE FOR FUTURE SALE

Our common shares being distributed in the Spin-Off Distribution will be freely transferable, except for common shares held by persons that are our “affiliates” as defined in the rules under the Securities Act of 1933. Affiliates are individuals or entities that control, are controlled by or are under common control with us, and may include our officers, directors and principal shareholders. Common shares held by affiliates may only be sold pursuant to an effective registration statement under the Securities Act of 1933 or Rule 144 under the Securities Act of 1933. We cannot predict whether substantial amounts of our common shares will be sold in the open market following the Spin-Off Distribution. Sales of substantial amounts of our common shares in the public market, or the perception that substantial sales may occur, could lower the market price for our common shares.

PLAN OF DISTRIBUTION

Our common shares will be distributed by Imperial Petroleum by the declaration and issuance of a distribution to holders of Imperial Petroleum common stock. The Spin-Off Distribution is conditioned on, among other things, the approval of Imperial Petroleum’s Board of Directors and obtaining various regulatory and third-party consents and approvals, including the approval of our request for our common shares to be listed on Nasdaq and the effectiveness of the registration statement of which this prospectus forms a part. As of the date of this prospectus, Imperial Petroleum has              shares of Imperial Petroleum common stock outstanding. Imperial Petroleum may sell additional shares of Imperial Petroleum common stock and it may have a greater number of shares outstanding on the Spin-Off Distribution record date; but we do not expect the distribution ratio to change if this occurs.

The Spin-Off Distribution is not being underwritten by an investment bank or otherwise. The purpose of the Spin-Off Distribution is described in the section of this prospectus entitled “Business – Background and Purpose of the Spin-Off Distribution”. Imperial Petroleum will pay any fees or other expenses incurred in connection with the Spin-Off Distribution and the application for the listing of our common shares on the Nasdaq Capital Market. We anticipate the aggregate fees and expenses in connection with the Spin-Off Distribution to be approximately $                .

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a Marshall Islands corporation and our executive office is located outside of the United States in Athens, Greece. Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

Certain legal matters with respect to Marshall Islands law in connection with the Spin-Off Distribution will be passed upon for us by Reeder & Simpson P.C. Certain matters of U.S. Federal and New York law are being passed upon for us by Goodwin Procter LLP, New York, New York.

EXPERTS

The financial statements of C3is Inc. Predecessor as of December 31, 2021 and for the period from March 12, 2021 (inception date) to December 31, 2021 included in this prospectus have been audited by Deloitte Certified Public Accountants, S.A., an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Certified Public Accountants, S.A. is located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common shares being distributed pursuant to this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common shares being distributed pursuant to this prospectus, you may wish to review the full registration statement, including its exhibits.

Upon completion of the Spin-Off Distribution, we will be subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after the Spin-Off Distribution, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our shareholders annual reports containing our audited financial statements prepared in accordance with U.S. GAAP and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions between us and our related parties.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the main costs and expenses in connection with the Spin-Off Distribution, which we will be required to pay.*

SEC registration fee
Nasdaq listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving costs
Transfer agent and distribution agent fees and other
Miscellaneous

Total

*	All amounts are estimated, except the SEC registration fee and Nasdaq listing fee.

FINANCIAL STATEMENTS

Index to financial statements

Index to C3is Inc. Predecessor Combined Financial Statements

Page
UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS OF C3IS INC. PREDECESSOR
Unaudited interim condensed combined balance sheets as of December 31, 2021 and June 30, 2022	F-2
Unaudited interim condensed combined statements of comprehensive income for the period from March 12, 2021 to June 30, 2021 and for the six-month period ended June 30, 2022	F-3
Unaudited interim condensed combined statements of changes in stockholders’ equity for the period from March 12, 2021 to June 30, 2021 and for the six-month period ended June 30, 2022	F-4
Unaudited interim condensed combined statements of cash flows for the period from March 12, 2021 to June 30, 2021 and for the six-month period ended June 30, 2022	F-5
Notes to the unaudited interim condensed combined financial statements	F-6

AUDITED COMBINED FINANCIAL STATEMENTS OF C3IS INC. PREDECESSOR

C3is Inc. Predecessor

Unaudited interim condensed combined balance sheets

(Expressed in United States Dollars, Except for Share Data)

		As of December 31, 2021	As of June 30, 2022
Assets
Current assets
Cash and cash equivalents		18,992	1,813,182
Restricted cash		254,629	201,937
Trade and other receivables		200,371	883,447
Due from related party	(Note 3)	4,061,422	6,174,527
Advances and prepayments		30,821	43,678
Inventories		60,180	109,279

Total current assets		4,626,415	9,226,050

Non current assets
Vessel, net	(Note 4)	11,233,405	26,693,338
Restricted cash		500,000	500,000

Total non current assets		11,733,405	27,193,338

Total assets		16,359,820	36,419,388

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable		185,862	607,279
Current portion of long-term debt	(Note 5)	992,156	992,135
Deferred income		—	103,594
Accrued and other liabilities		142,628	295,144

Total current liabilities		1,320,646	1,998,152

Non current liabilities
Long-term debt	(Note 5)	6,288,140	5,792,232

Total non current liabilities		6,288,140	5,792,232

Total liabilities		7,608,786	7,790,384

Commitments and contingencies	(Note 9)
Stockholders’ equity:
Capital stock of European Institute of Regional Investments Inc.; 500 shares issued and outstanding with no par value	(Note 7)	—	—
Capital stock of Agricultural Paneuropean Investments Inc.; 500 shares issued and outstanding with no par value	(Note 7)	—	—
Additional paid-in capital	(Note 7)	5,142,334	21,828,834
Retained earnings		3,608,700	6,800,170

Total stockholders’ equity		8,751,034	28,629,004

Total liabilities and stockholders’ equity		16,359,820	36,419,388

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

C3is Inc. Predecessor

Unaudited interim condensed combined statements of comprehensive income

(Expressed in United States dollars)

		For the period from March 12, 2021 to June 30, 2021	For the six-month period ended June 30, 2022
Revenues
Revenues	(Note 8)	1,981,167	6,698,342

Total revenues		1,981,167	6,698,342

Expenses
Voyage expenses		157,591	548,886
Vessel operating expenses		533,763	1,550,548
Vessel operating expenses – related party	(Note 3)	3,000	12,000
Dry-docking costs		—	709,698
Depreciation	(Note 4)	147,250	479,171
Management fees – related party	(Note 3)	13,200	104,280
General and administrative expenses		29,440	—

Total expenses		884,244	3,404,583

Income from operations		1,096,923	3,293,759
Other (expenses)/income
Interest and finance costs		(14)	(108,464)
Interest income		—	331
Foreign exchange gain		—	5,844

Other expenses, net		(14)	(102,289)

Net income		1,096,909	3,191,470

Other comprehensive income		—	—

Total comprehensive income		1,096,909	3,191,470

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

C3is Inc. Predecessor

Unaudited interim condensed combined statements of changes in stockholders’ equity

(Expressed in United States Dollars, Except for Number of Shares)

	Number of common shares European Institute of Regional Investments Inc.	Number of common shares Agricultural Paneuropean Investments Inc.	Additional paid in capital (Note 7)	Retained earnings	Total stockholders’ equity
Balance, March 12, 2021 (Inception Date)	—	—	—	—	—
Issuance of common stock	500	—	—	—	—
Shareholders’ contributions (Note 7)	—	—	11,492,334	—	11,492,334
Net income	—	—	—	1,096,909	1,096,909

Balance, June 30, 2021	500	—	11,492,334	1,096,909	12,589,243

Balance, December 31, 2021	500	—	5,142,334	3,608,700	8,751,034
Issuance of common stock	—	500	—	—	—
Shareholders’ contributions (Note 7)	—	—	16,686,500	—	16,686,500
Net income	—	—	—	3,191,470	3,191,470

Balance, June 30, 2022	500	500	21,828,834	6,800,170	28,629,004

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

C3is Inc. Predecessor

Unaudited interim condensed combined statements of cash flows

(Expressed in United States Dollars)

	For the period from March 12, 2021 to June 30, 2021	For the six-month period ended June 30, 2022
Cash flows from operating activities:
Net income	1,096,909	3,191,470
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	147,250	479,171
Amortization of deferred finance charges	—	4,071
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(15,860)	(683,076)
Balances with related party	(1,627,297)	(2,113,105)
Advances and prepayments	(74,098)	(12,857)
Inventories	(66,167)	(49,099)
Increase/(Decrease) in
Trade accounts payable	269,697	461,236
Accrued liabilities	51,466	152,516
Deferred income	223,976	103,594

Net cash provided by operating activities	5,876	1,533,921

Cash flows from investing activities:
Acquisition and improvement of vessels	(11,498,210)	(15,978,923)

Net cash used in investing activities	(11,498,210)	(15,978,923)

Cash flows from financing activities
Shareholders’ contributions	11,492,334	16,686,500
Loan repayment	—	(500,000)

Net cash provided by financing activities	11,492,334	16,186,500

Net increase in cash, cash equivalents and restricted cash	—	1,741,498

Cash, cash equivalents and restricted cash at beginning of period	—	773,621

Cash, cash equivalents and restricted cash at end of period	—	2,515,119

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

C3is Inc. Predecessor

Notes to the unaudited interim condensed combined financial statements

(In thousands of United States dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited interim condensed combined financial statements include the accounts of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, the “Company” or “C3is Inc. Predecessor”) from the date of their incorporation. European Institute of Regional Investments Inc. was formed under the laws of the Marshall Islands on March 12, 2021 (the “Inception Date”) and Agricultural Paneuropean Investments Inc. was formed under the laws of the Marshall Islands on April 21, 2022. As of June 30, 2022, the Company owned two handysize drybulk carriers, the vessel Eco Bushfire, acquired on March 26, 2021 and the vessel Eco Angelbay, acquired on May 6, 2022, which provide worldwide marine transportation services under time charters. On July 7, 2022, the Company entered into an agreement to sell its vessels to Imperial Petroleum Inc. (“IMPP” ) for $39.0 million. The Company is affiliated with the family of the CEO of IMPP and as such the Company and IMPP are related parties. IMPP will contribute the acquired vessels to a recently incorporated subsidiary, C3is Inc., in exchange for common shares and preferred shares in C3is Inc. IMPP intends to spin off C3is inc. by distributing the common shares of C3is Inc. to holders of the common stock of IMPP and to holders of the outstanding warrants of IMPP.

The accompanying unaudited interim combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim combined financial statements have been prepared on the same basis and should be read in conjunction with the financial statements of C3is Inc. Predecessor for the period from March 12, 2021 to December 31, 2021 (the “2021 Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The balance sheet as of December 31, 2021 has been derived from the audited 2021 Financial Statements, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

These financial statements are presented as if the businesses of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. had been combined throughout the periods presented. All intercompany accounts and transactions between the entities comprising the Company have been eliminated in the accompanying unaudited interim condensed combined financial statements.

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. Although to date there has not been any significant effect on the Company’s operating activities due to COVID-19, the extent to which a new wave of the COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.

Conflict in Ukraine:

As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. Although to date there has not been any significant effect on the Company’s operating activities, the extent to which this conflict and the imposed sanctions will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2021 Financial Statements. During the six-month period ended June 30, 2022, the Company adopted the following accounting policy:

Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the vessel – owning companies.

The Manager provides also crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $1,500 per vessel and are included in “Operating expenses – related party” in the statement of comprehensive income.

For the periods ended June 30, 2021 and June 30, 2022 the management fees were $13,200 and $104,280, respectively and are included in “Management fees” in the statement of comprehensive income.

The current account balance with the Manager at December 31, 2021 and June 30, 2022 was a receivable of $4,061,422, and $6,174,527, respectively. The receivable represents revenue collections received by the Manager on behalf of the Company, net of payments made by the Manager on behalf of the Company.

4.	Vessel, Net

The amount shown in the accompanying balance sheet is analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2021	11,675,154	(441,749)	11,233,405

Additions	15,939,104	—	15,939,104
Depreciation for the period	—	(479,171)	(479,171)

Balance, June 30, 2022	27,614,258	(920,920)	26,693,338

The additions mainly relate to the acquisition of the vessel Eco Angelbay and to the installation of a ballast water treatment system.

At December 31, 2021, and June 30, 2022 no impairment indication existed for the Company’s vessels since their fair value as determined by independent brokers exceeded their net book value.

As of June 30, 2022, the vessel Eco Bushfire has been provided as collateral to secure the bank loan of European Institute of Regional Investments Inc. as discussed in Note 5.

5.	Long-Term Debt, Net

	As of December 31, 2021	As of June 30, 2022	Margin
Term loan
(i) Issued in October 2021 maturing in October 2027	$7,330,000	$6,830,000	2.15%
Total long-term debt	7,330,000	6,830,000

Less: Deferred finance charges	49,704	45,633

Total long-term debt, net	7,280,296	6,784,367

Less: Current portion of long-term debt	1,000,000	1,000,000

Add: Current portion of deferred loan and financing arrangements issuance costs	7,844	7,865

Long-term debt, net	$6,288,140	$5,792,232

Details of the Company’s term loan are discussed in Note 7 of the 2021 Financial Statements.

During the six-month period ended June 30, 2022, the Company repaid the amount of $500,000 in line with the amortization schedule of the loan agreement.

As of June 30, 2022, the Company was in compliance with all financial debt covenants.

As of June 30, 2022, there were no undrawn amounts under the Company’s term loan.

For the periods ended June 30, 2021 and 2022, interest expense amounted to nil and $102,908, respectively, and the weighted average interest rate of the Company’s term loan was nil and 3.0%, respectively.

On August 18, 2022, the Company prepaid the existing term loan dated October 14, 2021.

6.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, due from related party, trade accounts payable and accrued and other liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loan is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Its carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

7.	Capital stock and Additional paid-in capital

The total authorized and issued share capital of the Company is 500 common shares for European Institute of Regional Investments Inc. with no par value and 500 common shares for Agricultural Paneuropean Investments Inc. with no par value.

Additional paid-in capital mainly represents amounts contributed to the Company by its shareholders to finance the acquisition cost of the Company’s vessels. In April 2022, an amount of $16,686,500 was contributed to the Company by its shareholders to finance the acquisition cost of the vessel Eco Angelbay.

8.	Revenues

The amounts in the accompanying statements of comprehensive income are analyzed as follows:

	For the period from March 12, 2021 to June 30, 2021	For the six-month period ended June 30, 2022
Time charter revenues	1,970,335	6,438,131
Other income	10,832	260,211

Total	1,981,167	6,698,342

9.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time charter contracts as of June 30, 2022, amounts to $555,647 during the 12-month period ending June 30, 2023.

10.	Subsequent Events

The Company evaluated subsequent events up to December 7, 2022, the date the unaudited interim condensed combined financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

C3is Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheet of C3is Inc. Predecessor (the “Company”) as of December 31, 2021, the related combined statements of comprehensive income, stockholders’ equity, and cash flows for the period from March 12, 2021 (date of inception of the earlier of the combined entities or “Inception Date”) to December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from March 12, 2021 (Inception Date) to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.
December 7, 2022
Athens, Greece

We have served as the Company’s auditor since 2022.

C3is Inc. Predecessor

Combined balance sheet

As of December 31, 2021

(Expressed in United States Dollars, Except for Share Data)

		December 31, 2021
Assets
Current assets
Cash and cash equivalents		18,992
Restricted cash		254,629
Trade and other receivables		200,371
Due from related party	(Note 3)	4,061,422
Advances and prepayments		30,821
Inventories		60,180

Total current assets		4,626,415

Non current assets
Vessel, net	(Note 4)	11,233,405
Restricted cash		500,000

Total non current assets		11,733,405

Total assets		16,359,820

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable		185,862
Current portion of long-term debt	(Note 6)	992,156
Accrued and other liabilities	(Note 5)	142,628

Total current liabilities		1,320,646

Non current liabilities
Long-term debt	(Note 6)	6,288,140

Total non current liabilities		6,288,140

Total liabilities		7,608,786

Commitments and contingencies	(Note 12)
Stockholders’ equity:
Capital stock; 500 shares issued and outstanding with no par value	(Note 8)	—
Additional paid-in capital	(Note 8)	5,142,334
Retained earnings		3,608,700

Total stockholders’ equity		8,751,034

Total liabilities and stockholders’ equity		16,359,820

The accompanying notes are an integral part of these combined financial statements.

C3is Inc. Predecessor

Combined statement of comprehensive income

For the period from March 12, 2021 (Inception Date) to December 31, 2021

(Expressed in United States dollars)

		2021
Revenues
Revenues	(Note 9)	6,272,431

Total revenues		6,272,431

Expenses
Voyage expenses		365,339
Vessel operating expenses	(Note 10)	1,531,278
Vessel operating expenses – related party	(Note 3, 10)	12,000
Dry-docking costs		138,780
Depreciation	(Note 4)	441,749
Management fees – related party	(Note 3)	94,160
General and administrative expenses		35,021

Total expenses		2,618,327

Income from operations		3,654,104
Other (expenses)/income
Interest and finance costs		(45,623)
Foreign exchange gain		219

Other expenses, net		(45,404)

Net income		3,608,700

Other comprehensive income		—

Total comprehensive income		3,608,700

The accompanying notes are an integral part of these combined financial statements.

C3is Inc. Predecessor

Combined statement of stockholders’ equity

For the period from March 12, 2021 (Inception Date) to December 31, 2021

(Expressed in United States Dollars, Except for Number of Shares)

	Number of common shares	Common stock par value (Note 8)	Additional paid in capital (Note 8)	Retained earnings	Total stockholders’ equity
Balance, March 12, 2021 (Inception Date)	—	—	—	—	—
Issuance of common stock	500	—	—	—	—
Shareholders’ contributions (Note 8)	—	—	11,492,334	—	11,492,334
Returns to shareholders (Note 8)	—	—	(6,350,000)	—	(6,350,000)
Net income	—	—	—	3,608,700	3,608,700

Balance, December 31, 2021	500	—	5,142,334	3,608,700	8,751,034

The accompanying notes are an integral part of these combined financial statements.

C3is Inc. Predecessor

Combined Statement of cash flows

For the period from March 12, 2021 (Inception Date) to December 31, 2021

(Expressed in United States Dollars)

2021
Cash flows from operating activities:
Net income	3,608,700
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	441,749
Amortization of deferred finance charges	1,596
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(200,371)
Balances with related party	(4,061,422)
Advances and prepayments	(30,821)
Inventories	(60,180)
Increase/(Decrease) in
Trade accounts payable	146,043
Accrued liabilities	142,628

Net cash used in operating activities	(12,078)

Cash flows from investing activities:
Acquisition and improvements of vessel	(11,635,335)

Net cash used in investing activities	(11,635,335)

Cash flows from financing activities
Shareholders’ contributions	11,492,334
Returns to shareholders	(6,350,000)
Proceeds from long-term debt	7,330,000
Deferred finance charges paid	(51,300)

Net cash provided by financing activities	12,421,034

Net increase in cash, cash equivalents and restricted cash	773,621

Cash, cash equivalents and restricted cash at beginning of period	—

Cash, cash equivalents and restricted cash at end of period	773,621

Cash breakdown
Cash and cash equivalents	18,992
Restricted cash, current	254,629
Restricted cash, non-current	500,000
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	773,621

Supplemental cash flow information
Non cash investing activity – Vessel improvements included in liabilities	39,819
Interest paid	—

The accompanying notes are an integral part of these combined financial statements.

C3is Inc. Predecessor

Notes to the combined financial statements

(In thousands of United States dollars)

1.	Basis of Presentation and General Information

The accompanying combined financial statements include the accounts of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, the “Company” or “C3is Inc. Predecessor”) from the date of their incorporation. European Institute of Regional Investments Inc. was formed under the laws of the Marshall Islands on March 12, 2021 (the “Inception Date”) and Agricultural Paneuropean Investments Inc. was formed under the laws of the Marshall Islands on April 21, 2022. As of December 31, 2021 the Company owned one handysize drybulk carrier, the vessel Eco Bushfire, which provides worldwide marine transportation services under time charters. The vessel Eco Bushfire was acquired on March 26, 2021 for $11.5 million. On May 6, 2022, the Company acquired a handysize drybulk carrier, the vessel Eco Angelbay for $15.8 million.

On July 7, 2022, the Company entered into an agreement to sell its vessels to Imperial Petroleum Inc. (“IMPP”) for $39.0 million. The Company is affiliated with the family of the CEO of IMPP and as such the Company and IMPP are related parties. IMPP will contribute the acquired vessels to a recently incorporated subsidiary, C3is Inc., in exchange for common shares and preferred shares in C3is Inc. IMPP intends to spin off C3is inc. by distributing the common shares of C3is Inc. to holders of the common stock of IMPP and to holders of the outstanding warrants of IMPP.

The reporting and functional currency of the Company is the United States Dollar. The combined financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and present the combined financial position of the Company as of December 31, 2021, and the combined results of its operations and its cash flows for the period from the Inception Date to December 31, 2021.

Effective from June 1, 2021, the vessel Eco Bushfire is managed by Brave Maritime Corporation S.A. (the “Manager”), a related party. For the period from its acquisition on March 26, 2021 to May 31, 2021, the vessel Eco Bushfire was managed by an unrelated party. The Manager is a company incorporated in Liberia in 1987 and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

During the period ended December 31, 2021, the following charterers accounted for 10% or more of the Company’s revenues:

Charterer	Period ended December 31, 2021
A	16%
B	84%

Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. Although to date there has not been any significant effect on the Company’s operating activities due to COVID-19, the extent to which a new wave of the COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.

2.	Significant Accounting Policies

Use of Estimates: The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessel operates in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying combined statement of comprehensive income.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

Trade Receivables: The amount shown as trade receivables includes estimated recoveries from charterers for hire, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for the period presented.

Claims Receivable: Claims receivable are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not subject to litigation.

Inventories: Inventories consist of lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.

Vessel Acquisition: Vessel is stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.

Impairment or Disposal of Long-lived Assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the combined statement of comprehensive income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations.

Vessel’s Depreciation: The cost of the Company’s vessel is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of the Company’s vessel to be 25 years from the date of its construction.

Accounting for Special Survey and Dry-docking Costs: Special survey and dry-docking costs are expensed in the period incurred.

Deferred Finance Charges: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. The unamortized deferred financing charges are presented as a direct deduction from the carrying amount of the related loan and credit facility in the combined balance sheet.

Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessel. The Company’s vessel is chartered on time charters.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases because (i) the vessel is an identifiable asset (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.

The Company, elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components are earned by passage of time) and the predominant component is the lease.

Deferred income represents cash received for undelivered performance obligations. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.

Recent Accounting Pronouncements: Reference Rate Reform: In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities. Management believes that this standard will not have a material effect on the Company’s combined financial statements.

3.	Transactions with Related Parties

Effective from June 2021, the Manager provides the vessel with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.

The Manager provides also crew management services to the vessel. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $1,500 per vessel and are included in “Operating expenses – related party” in the combined statement of comprehensive income.

For the period ended December 31, 2021, the management fees were $94,160 and are included in “Management fees” in the combined statement of comprehensive income.

The current account balance with the Manager at December 31, 2021 was a receivable of $4,061,422. The receivable represents revenue collections received by the Manager on behalf of the Company, net of payments made by the Manager on behalf of the Company.

4.	Vessel, Net

The amount shown in the accompanying combined balance sheet is analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, Inception Date	—	—	—

Additions	11,675,154	—	11,675,154
Depreciation for the period	—	(441,749)	(441,749)

Balance, December 31, 2021	11,675,154	(441,749)	11,233,405

The additions mainly relate to the acquisition of the vessel Eco Bushfire and to the installation of a ballast water treatment system.

At December 31, 2021, no impairment indication existed for the Company’s vessel since its fair value exceeded its net book value.

As of December 31, 2021, the vessel has been provided as collateral to secure the Company’s bank loan as discussed in Note 6.

5.	Accrued and Other Liabilities

The amount shown in the accompanying combined balance sheet is analyzed as follows:

December 31, 2021
Interest on long-term debt	35,648
Vessel operating and voyage expenses	106,980

Total	142,628

6.	Long-Term Debt, Net

On October 14, 2021, the Company together with Transamerica Logisticks Inc., Grain Transshipments Corp. Inc. and Grace International Marine Investments Inc., affiliated ship-owning companies, (collectively, the “Borrowers”) entered into a loan agreement for an amount of $33,300,000 with a bank, for the purpose of re-financing part of the acquisition cost of the Borrowers’ vessels. The loan, which was drawn on October 15, 2021, bears interest at LIBOR plus a margin of 2.15% per annum. The loan allocated to the Company amounted to $7,330,000 and is repayable in eleven semi-annual instalments of $500,000 each, and a balloon instalment of $1,830,000, payable together with the last instalment in 2027.

Loan interest expense for the period ended December 31, 2021, amounted to $35,648 and is presented under “Interest and finance costs” in the accompanying combined statement of comprehensive income.

Weighted average interest rate on the Company’s long-term debt for the period from the loan drawdown on October 15, 2021 to December 31, 2021 was 2.4%.

Long-term debt as at December 31, 2021 is analysed as follows:

2021
Total long-term debt	7,330,000
Less: Deferred debt issuance costs	(49,704)

Total long-term debt, net	7,280,296
Less: Current portion of long-term debt	(1,000,000)
Add: Current portion of deferred debt issuance costs	7,844

Long-term debt net	6,288,140

The annual principal payments to be made, for the abovementioned loan, after December 31, 2021 are as follows:

December 31, 2021
2022	1,000,000
2023	1,000,000
2024	1,000,000
2025	1,000,000
2026	1,000,000
2027	2,330,000

Total	7,330,000

The loan agreement contains customary ship finance covenants, including restrictions as to changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of the vessels, the ratio of debt to the vessel’s Market Value and pledged cash deposits. As of December 31, 2021, the Company was in compliance with all the terms of its loan agreement.

On August 18, 2022, the Company prepaid the existing term loan dated October 14, 2021.

7.	Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, due from related party, trade accounts payable and accrued and other liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values of cash and cash equivalents, restricted cash, receivables from related party, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loan is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Its carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

8.	Capital stock and Additional paid-in capital

The total authorized and issued share capital of the Company is 500 common shares with no par value.

In March 2021, an amount of $11,492,334 was contributed to the Company by its shareholders to finance the acquisition cost of its vessel. During the fourth quarter of 2021, a total amount of $6,350,000 was returned to the Company’s shareholders following the loan agreement entered into to re-finance part of the acquisition cost of the Company’s vessel (Note 6).

9.	Revenues

The amount in the accompanying combined statement of comprehensive income is analyzed as follows:

2021
Time charter revenues	6,248,862
Other income	23,569

Total	6,272,431

The Company generates its revenues from time charters. During the period ended December 31, 2021, the Company’ vessel was employed under time charters which had a period of up to 8 months.

As of December 31, 2021, the time charter under which the Company’s vessel was employed had remaining term of less than one month.

10.	Vessel Operating Expenses

The amount in the accompanying statements of comprehensive income is analyzed as follows:

Vessel’s Operating Expenses	2021
Crew wages and related costs	735,045
Insurance	78,812
Repairs and maintenance	235,264
Spares and consumable stores	322,389
Miscellaneous expenses	171,768

Total	1,543,278

11.	Income Taxes

The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying combined statement of comprehensive income.

12.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying combined financial statements.

As discussed in Note 6, the Company together with Transamerica Logisticks Inc., Grain Transhipment Corp. Inc. and Grace International Marine Investments Inc., affiliated ship-owning companies, have entered into a loan agreement for an amount of $27,300,000. The portion of the affiliated ship-owning companies from the outstanding loan balance as of December 31, 2021 amounted to $25,970,000. The Company is jointly and severally liable for the aforementioned portion in case of any defaults. The extent to which an outflow of funds will be required is dependent on the performance of the affiliated ship-owning companies and compliance with the relevant terms included in the loan agreement.

13.	Subsequent Events

Subsequent events have been evaluated through December 7, 2022.

As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

C3IS INC.

PROSPECTUS

                    , 2022

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

The bylaws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance. A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7. Recent Sales of Unregistered Securities

None.

Item 8. Exhibits and Financial Statement Schedules

3.1*	Articles of Incorporation of C3is Inc., as amended

3.2*	Bylaws of C3is Inc.

3.3*	Amended and Restated Articles of Incorporation of C3is Inc.

3.4*	Amended and Restated Bylaws of C3is Inc.

3.5*	Statement of Designation of Series A Convertible Preferred Stock

4.1*	Specimen Common Stock Certificate

4.2*	Specimen Series A Convertible Preferred Share Certificate

4.3*	Separation and Distribution Agreement between C3is Inc. and Imperial Petroleum Inc.

5.1*	Opinion of Reeder & Simpson LLP. P.C. as to the validity of the securities being registered

8.1*	Opinion of Reeder & Simpson, P.C. with respect to certain Marshall Islands tax matters

8.2*	Opinion of Goodwin Procter LLP with respect to certain U.S. tax matters

10.1*	Management Agreement between C3is Inc. and Brave Maritime Corp. Inc. .

10.2*	Equity Compensation Plan

14.1*	Code of Business Conduct and Ethics

21.1*	Significant Subsidiaries of C3is Inc.

23.1*	Consent of Deloitte Certified Public Accountants S.A.

23.2*	Consent of Reeder & Simpson P.C. (included in Exhibits 5.1 and 8.1)

23.3*	Consent of Nominee for Director

23.4*	Consent of Nominee for Director

23.5*	Consent of Goodwin Procter LLP (included in Exhibit 8.2)

24.1*	Powers of Attorney (included in the signature pages hereto)

*	To be filed by amendment.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece on the                 day of                 2022.

C3IS INC. (Registrant)

By:
Name:	Dr. Diamantis Andriotis
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Diamantis Andriotis, Harry N. Vafias and Nina Pyndiah, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same distribution which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on                 , 2022.

Signature	Title

Dr. Diamantis Andriotis	Chief Executive Officer and Director (Principal Executive Officer)

Nina Pyndiah	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Harry N. Vafias

Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement on Form F-1 in the City of Newark, State of Delaware, on                , 2022.

Puglisi & Associates

By:
Name:	Donald J. Puglisi
Title:	Managing Director